UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM U5S

ANNUAL REPORT

For the Year Ended December 31, 2004

Filed pursuant to the

Public Utility Holding Company Act of 1935 by

Alliant Energy Corporation

4902 N. Biltmore Lane

Madison, Wisconsin 53718-2132

(Name and address of each registered holding company in the system)

ITEM 1.	SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2004

Name of Company	Number of Common Shares Owned by Direct Owner		Voting Power/ Ownership (B)	Issuer/Owner Book Value (in thousands)
Alliant Energy Corporation (Alliant Energy)

Interstate Power and Light Company (IP&L)	13,370,788		100%	$1,142,302
Secured and Unsecured Debt				965,250
EnviroGas LP (A)	(	*)	50%	402
IPL SPE LLC	(	*)	100%	20
Alliant Energy SPE LLC	(	*)	100%	5

Wisconsin Power and Light Company (WP&L)	13,236,601		100%	1,050,866
Secured and Unsecured Debt				492,100
South Beloit Water, Gas & Electric Company (South Beloit)	24,400		100%	39,920
American Transmission Company, LLC (ATC LLC) (Also owned by WPL Transco LLC and ATC Management Inc.)	(	*)	—	536,987
Wisconsin River Power Company	46,800		50%	25,631
Wisconsin Valley Improvement Company (Also owned by WP&L)	21,743		7%	2,258
Wisconsin Valley Improvement Company (Also owned by Wisconsin River Power Company)	19,035		12%	2,258
WPL Transco LLC	(	*)	100%	143,996
ATC LLC (Also owned by South Beloit and ATC Management Inc.)	(	*)	24%	536,987
ATC Management Inc.	2,749		25%	1,708
ATC LLC (Also owned by South Beloit and WPL Transco LLC)	(	*)	—	536,987
WPL SPE LLC (**)	(	*)	100%	—

Alliant Energy Corporate Services, Inc. (Corporate Services)	100		100%	—
Secured and Unsecured Debt				75,000

Alliant Energy Nuclear, LLC	(	*)	100%	3,303
Nuclear Management Company, LLC	(	*)	20%	16,520

Alliant Energy TransCo LLC	(	*)	100%	(1,387)
TRANSLink Development Company LLC	(	*)	16%	1,798

Distribution Vision 2010, LLC	(	*)	21%	267

Alliant Energy Resources, Inc. (Resources)	100		100%	248,321
Secured and Unsecured Debt				1,139,455
Alliant Energy EPC, LLC (***)	(	*)	100%	35

AEG Worldwide, Inc.	100		100%	(5,698)
Alliant Energy Generation, Inc.	100		100%	84,488
AEG Operations, LLC (**)	(*)		100%	—
Sheboygan Power, LLC (Electric Wholesale Generator (EWG)) (***)	100		100%	84,488

AER Holding Company	100		100%	43,793

Alliant Energy Neenah, LLC (EWG)	1,000		100%	65,402
Secured and Unsecured Debt				49,506

Alliant Energy Holdings do Brasil Ltda. (Holdings Brasil) (Also owned by Alliant Energy International, Inc. (International) and Grandelight Holding Ltd. (Grandelight))	201 Quotas		—	310,638
Refer to International for additional investments of Holdings Brasil.

Name of Company	Number of Common Shares Owned by Direct Owner		Voting Power/ Ownership (B)	Issuer/Owner Book Value (in thousands)
LNT Communications LLC (LNT)	(	*)	100%	79
Escosul Ltda. (Remainder owned by International)	1 Quota		—	(3)
Alliant Holdco One S/A (Remainder owned by Holdings Brasil) (**)	1		—	—
Alliant Holdco Two S/A (Remainder owned by Holdings Brasil) (**)	1		—	—
Alliant Holdco Three S/A (Remainder owned by Holdings Brasil) (**)	1		—	—
Alliant Energy Integrated Services Company (ISCO)	100		100%	(11,019)
Secured and Unsecured Debt				7
Industrial Energy Applications, Inc. (IEA)	100,000		100%	2,519
BFC Gas Company LLC	(	*)	60%	2,374
RMT, Inc. (RMT)	100		100%	75,082
Alliant Energy Synfuel LLC	(	*)	100%	45,005
Kaufman & Broad-Nexgen LLC	(	*)	24%	21,085
West Virginia Synfuels LP (A)	(	*)	24%	21,308
Alpha Synfuel LLC	(	*)	24%	21,308
New River Synfuel LLC	(	*)	22%	30,069
RMT North Carolina, Inc.	1,000		100%	70
RMT, Inc., Michigan	100		100%	—
RMT International, Inc.	1,000		100%	194
Heartland Energy Group, Inc. (HEG)	1,000		100%	3,594
Industrial Energy Applications Delaware, Inc. (IEA Delaware)	1		100%	6,250
Bastian Bay Pipeline, LP (Bastian Bay) (Also owned by Alliant Energy Field Services, LLC (Field Services) (A)	(	*)	90%	(164)
Oak Hill Pipeline LP (A)	(	*)	99%	12,015
Alliant South Texas Pipeline, LP (South Texas) (Also owned by Field Services (A)	(	*)	98%	6,302
Alliant Energy Desdemona, LP (Desdemona) (Also owned by Field Services) (A)	(	*)	99%	3,789
NG Energy Trading, LLC	(	*)	50%	(166)
Field Services	(	*)	100%	(1,148)
Desdemona (Also owned by IEA Delaware) (A)	(	*)	—	3,789
Bastian Bay (Also owned by IEA Delaware) (A)	(	*)	—	(164)
South Texas (Also owned by IEA Delaware) (A)	(	*)	—	6,302
Energy Performance Services, Inc.	10,000,000		100%	(14,248)
Cogenex Corporation (Cogenex)	1,000		100%	(47,273)
APS Cogenex LLC	(	*)	50%	3,573
Energy Capital and Services I, LP (A)	(	*)	100%	3,830
Energy Capital and Services II, LP (A)	(	*)	100%	925
Cogenex West Corporation	10,000		100%	(2,021)
Cogenex Canada Inc. (formerly known as EAU Cogenex-Canada Inc.)	100		100%	14,844
Northeast Energy Management, Inc.	10,000		100%	3,210
Alliant Energy Transportation, Inc. (Transportation)	1,000		100%	39,020
Secured and Unsecured Debt				929
IEI Barge Services, Inc. (Barge)	236		100%	9,583
Transfer Services, Inc. (Transfer)	1,000		100%	503
Williams Bulk Transfer Inc. (Williams)	100		100%	1,894
Cedar Rapids and Iowa City Railway Company (CRANDIC)	1,000		100%	26,672
Alliant Energy Investments, Inc. (Investments)	1,100		100%	316,045
Secured and Unsecured Debt				2,725
Iowa Land and Building Company (Iowa Land)	2,000		100%	10,654
Prairie Ridge Business Park, L.C.	(	*)	70%	1,133
Blairs Ferry LP (A)	(	*)	81%	398
2001 Development Corporation	425,000		52%	5,365
3001 LLC (**)	(	*)	26%	—

Name of Company	Number of Common Shares Owned by Direct Owner		Voting Power/ Ownership (B)	Issuer/Owner Book Value (in thousands)
OSADA I LP (A)	(	*)	34%	2,669
Heartland Energy Services, Inc.	700		100%	11
ReGENco LLC	(	*)	30%	2,623
Indiana Housing Equity Fund, LP (A)	(	*)	18%	—
International	1,000		100%	(59,423)
Secured and Unsecured Debt				87,791
Sea Lagoons Developments, S. de R.L. de C.V. (Also owned by Alliant Energy de Mexico LLC) (***)	2,999		100%	—
Escosul Ltda. (Remainder owned by Resources)	999 Quotas		100%	(3)
Alliant Holdco One S/A (Remainder owned by Holdings Brasil) (**)	1		—	—
Alliant Holdco Two S/A (Remainder owned by Holdings Brasil) (**)	1		—	—
Alliant Holdco Three S/A (Remainder owned by Holdings Brasil) (**)	1		—	—
Interstate Energy Corporation PTE Ltd. (IEC PTE)	25,000		100%	45,750
Jiaxing JIES Power & Heat Co. Ltd. (Foreign Utility Company (FUCO))	Registered Capital		50%	23,972
Tongxiang TIES Heat & Power Co. Ltd. (FUCO)	Registered Capital		30%	21,200
Anhui New Energy Heat & Power Co. Ltd. (Bengbu) (FUCO)	Registered Capital		64%	17,106
Holdings Brasil (Also owned by Resources and Grandelight)	715,029,353 Quotas		80%	310,638
Pbpart - SE 1 S.A. (Pbpart SE 1) (Also owned by Empresa Energetica de Sergipe S.A. (Energipe))	78,556,282		50%	197,484
Pbpart - SE 2 Ltda. (Pbpart SE 2)	265,909,258 Quotas		50%	197,476
Sociedade Anonima de Eletrificacao da Paraiba S.A. (Saelpa) (FUCO)	604,680,774		49%	70,990
Usina Termeletrica de Juiz de Fora S.A. (Usina Termeletrica) (Also owned by Catleo Energia S.A. (Catleo)) (FUCO)	12,749,997		50%	92,845
TermoSergipe S.A. (Also owned by Energisa S.A.)	289,999		29%	376
Companhia Forca e Luz Cataguazes - Leopoldina (Cataguazes) (Also owned by Gipar S.A.) (FUCO)	11,043,105,348		22%	115,840
Cat-Leo Construcoes, Industria e Servicos Energia S.A. (Also owned by Energisa S.A.) (***)	16,887,795		22%	6,382
Telecabo S.A.	89,231		21%	99
Companhia de Eletricidade de Nova Friburgo S.A. (CENF) (FUCO)	57,509,438		15%	13,778
MCL Cabo S.A.	112,708		21%	202
Multipar S.A. Planejamento e Corretagem de Seguros (Reminder owned by Multiagro) (Multipar SA)	3,531,448		22%	416
Multipar Comercio, Participacoes e Servicos Ltda. (Multipar Com) (Remainder owned by Cataguazes)	999,999		22%	454
Multiagro Agropecuaria Com. e Ind. Ltda. (Multiagro) (Also owned by Cataguazes)	1,849,856		7%	207
Teleserv S.A.	37,977		21%	4,021
Multiagro (Also owned by Multipar Com)	3,700,085		14%	207
Multipar Com (Remainder owned by Multipar SA)	1		—	454
Catleo (FUCO)	172,074,996		22%	46,346
Usina Termeletrica (Also owned by Holdings Brasil) (FUCO)	12,749,997		11%	92,845
Alpart Ltda. (Also owned by Energisa S.A.) (***)	1		—	—
Energisa S.A. (Also owned by Holdings Brasil)	18,990,575		11%	278,762
Cat-Leo Construcoes, Industria e Servicos Energia S.A. (Also owned by Cataguazes) (***)	98		—	6,382
Celbpar S.A.	99		11%	—
Cenfpar S.A.	99		11%	—
Saelpapar S.A.	99		11%	—

Name of Company	Number of Common Shares Owned by Direct Owner	Voting Power/ Ownership (B)	Issuer/Owner Book Value (in thousands)
TermoSergipe S.A. (Also owned by Holdings Brasil)	509,997	6%	376
Energipe (FUCO)	42,177	11%	262,376
Pbpart Ltda. (Pbpart)	26,799,999	11%	36,932
Companhia Energetica da Borborema S.A. (CELB) (FUCO)	93,689	11%	10,503
Pbpart SE 1 (Also owned by Holdings Brasil)	78,871,135	5%	197,484
Pbpart SE 2	265,909,258	5%	197,476
Saelpa (FUCO)	604,680,774	5%	70,990
Energisapar S/A	999	11%	—
Alpart Ltda. (Also owned by Cataguazes) (***)	999	11%	—
Pbpart – Gisa 1 Ltda. (***)	997	11%	—
Pbpart – Gisa 2 Ltda. (***)	997	11%	—
Energisa S.A. (Also owned by Cataguazes)	17,301,961	46%	278,762
Cat-Leo Construcoes, Industria e Servicos Energia S.A. (Also owned by Cataguazes) (***)	98	—	6,382
Celbpar S.A.	99	45%	—
Cenfpar S.A.	99	45%	—
Saelpapar S.A.	99	45%	—
TermoSergipe S.A. (Also owned by Holdings Brasil)	509,997	23%	376
Energipe (FUCO)	42,177	45%	262,376
Pbpart	26,799,999	45%	36,932
CELB (FUCO)	93,689	45%	10,503
Pbpart SE 1 (Also owned by Holdings Brasil)	78,871,135	23%	197,484
Pbpart SE 2	265,909,258	23%	197,476
Saelpa (FUCO)	604,680,774	22%	70,990
Energisapar S/A	999	46%	—
Alpart Ltda. (Also owned by Cataguazes) (***)	999	46%	—
Pbpart – Gisa 1 Ltda. (***)	997	45%	—
Pbpart – Gisa 2 Ltda. (***)	997	45%	—
Gipar S.A.	13,605,055,586	50%	22,295
Cataguazes (Also owned by Holdings Brasil) (FUCO)	26,411,096,972	26%	115,840
Cat-Leo Construcoes, Industria e Servicos Energia S.A. (Also owned by Energisa S.A.) (***)	16,887,795	26%	6,382
Telecabo S.A.	89,231	26%	99
CENF (FUCO)	57,509,438	18%	13,778
MCL Cabo S.A.	112,708	26%	202
Multipar SA (Also owned by Multiagro)	3,531,448	26%	416
Multipar Com (Remainder owned by Cataguazes)	999,999	26%	454
Multiagro (Also owned by Cataguazes)	1,849,856	9%	207
Teleserv S.A.	37,977	25%	4,021
Multiagro (Also owned by Multipar Com)	3,700,085	17%	207
Multipar Com (Remainder owned by Multipar SA)	1	—	454
Catleo (FUCO)	172,074,996	26%	46,346
Usina Termeletrica (Also owned by Holdings Brasil) (FUCO)	12,749,997	13%	92,845
Alpart Ltda. (Also owned by Energisa S.A.) (***)	1	—	—
Energisa S.A. (Also owned by Holdings Brasil)	18,990,575	13%	278,762
Cat-Leo Construcoes, Industria e Servicos Energia S.A. (Also owned by Cataguazes) (***)	98	—	6,382
Celbpar S.A.	99	13%	—
Cenfpar S.A.	99	13%	—
Saelpapar S.A.	99	13%	—
TermoSergipe S.A. (Also owned by Holdings Brasil)	509,997	7%	376
Energipe (FUCO)	42,177	13%	262,376
Pbpart	26,799,999	13%	36,932
CELB (FUCO)	93,689	13%	10,503

Name of Company	Number of Common Shares Owned by Direct Owner	Voting Power/ Ownership (B)	Issuer/Owner Book Value (in thousands)
Pbpart SE 1 (Also owned by Holdings Brasil)	78,871,135	6%	197,484
Pbpart SE 2	265,909,258	6%	197,476
Saelpa (FUCO)	604,680,774	6%	70,990
Energisapar S/A	999	13%	—
Alpart Ltda. (Also owned by Cataguazes) (***)	999	13%	—
Pbpart – Gisa 1 Ltda. (***)	997	13%	—
Pbpart – Gisa 2 Ltda. (***)	997	13%	—
Alliant Holdco One S/A (Remainder owned by Escosul Ltda.) (**)	999	100%	—
Alliant Holdco Two S/A (Remainder owned by Escosul Ltda.) (**)	999	100%	—
Alliant Holdco Three S/A (Remainder owned by Escosul Ltda.) (**)	999	100%	—
Grandelight Holding Ltd.	100,000	100%	472,134
LNTI Holdings, B.V.	20,000	100%	261,297
Alliant Energy New Zealand Ltd. (New Zealand)	24,858,503	100%	55,067
Te Maunga Power Ltd.	1	50%	—
TrustPower Ltd. (FUCO)	74,820,446	24%	625,568
Infratil Ltd. (FUCO)	12,445,803	5%	395,162
TrustPower Ltd. (Also owned by New Zealand) (FUCO)	55,372,471	2%	625,568
Te Maunga Power Ltd. (Also owned by New Zealand)	1	3%	—
Peak Pacific Investment Co. Ltd. (PPIC)	121,689,952	91%	182,021
Ocean Peak Pte. Ltd. (**)	2	91%	—
Zouping Peak Pte. Ltd.	2	91%	2,055
Zouping Peak CHP Co. Ltd. (FUCO)	Registered Capital	64%	15,687
Luannan Peak Pte. Ltd.	2	91%	31,491
Pan-Western Energy Corporation LLC (Pan-Western)	Registered Capital	90%	(9,314)
Tangshan Peak Heat & Power Co., Ltd. (Tangshan) (FUCO)	Registered Capital	80%	28,653
Peak Xin Wen Pte. Ltd.	2	91%	9,281
Tai An Xin Wen Peak Heat and Power Co., Ltd. (Xin Wen #1) (FUCO)	Registered Capital	73%	16,734
Tai An Hua Feng Peak Heat and Power Co. Ltd. (Xin Wen #2) (FUCO)	Registered Capital	73%	10,704
WuAn Peak Pte. Ltd.	2	91%	(896)
Hebei WuAn Peak Heat and Power Co. Ltd. (FUCO)	Registered Capital	82%	7,525
Peak Pacific (China) Investment Company Ltd.	100	91%	181,774
Shijiazhuang Chengfeng Cogeneration Co. Ltd. (FUCO)	Registered Capital	91%	13,205
Handian Peak Pte. Ltd. (**)	2	91%	—
Gongyi Peak Pte. Ltd. (Gongyi)	2	91%	1,033
Henan Anfeng Electric Power Co. Ltd. (FUCO)	Registered Capital	64%	10,464
Henan Yongfeng Electric Power Co. Ltd. (FUCO)	Registered Capital	64%	10,308
Peak Pacific Investment Co. (Labuan) BHD	3	91%	1,102
T2 Education Pte. Ltd.	Registered Capital	91%	(155)
Singapore Peak Pingdingshan Pte. Ltd.	Registered Capital	91%	—
Holdings Brasil (Also owned by International and Resources) Refer to International for additional investments of Holdings Brasil.	174,000,000	20%	310,638
Alliant Energy de Mexico, S. de R.L. de C.V. (Also owned by Alliant Energy de Mexico LLC)	2,999 Participation Units	100%	(203)

Name of Company	Number of Common Shares Owned by Direct Owner	Voting Power/ Ownership (B)	Issuer/Owner Book Value (in thousands)
Alliant Energy Operaciones de Mexico, S. de R.L. de C.V. (Operaciones) (Also owned by Alliant Energy de Mexico LLC) (FUCO)	2,999 Participation Units	100%	72
Alliant Energy Servicios de Mexico, S. de R.L. de C.V. (Servicios ) (Also owned by Alliant Energy de Mexico LLC) (FUCO)	2,999 Participation Units	100%	2
Alliant Energy de Mexico LLC	(*)	100%	—
Alliant Energy de Mexico, S. de R.L. de C.V. (Remainder owned by International)	1 Participation Unit	—	(203)
Operaciones (Remainder owned by Alliant Energy de Mexico, S. de R.L. de C.V.) (FUCO)	1 Participation Unit	—	72
Servicios (Remainder owned by Alliant Energy de Mexico, S. de R.L. de C.V.) (FUCO)	1 Participation Unit	—	2
Sea Lagoons Developments, S. De R.L. de C.V. (Remainder owned by International) (***)	1	—	—

*	Noncorporate subsidiaries (Partnerships, joint ventures, limited partnerships (LP), limited liability companies (LLC), etc.)

**	Inactive

***	Subsidiaries added during the year ended December 31, 2004 (described below):

Name of Company	Jurisdiction	Date of Organization	Date of Acquisition	Description of Business
Sheboygan Power, LLC	Delaware	1/9/04	7/28/04	EWG

Alliant Energy EPC, LLC	Wisconsin	5/24/04	5/24/04	Rule 58 energy-related company

Alpart Ltda.	Brazil	11/4/98	11/4/98	Intermediary Subsidiary

Pbpart – Gisa 1 Ltda.	Brazil	10/26/00	10/26/00	Intermediary Subsidiary

Pbpart – Gisa 2 Ltda.	Brazil	10/26/00	10/26/00	Intermediary Subsidiary

Sea Lagoons Developments, S. de R.L. de C.V.	Mexico	7/27/04	7/28/04	Holding company

Cat-Leo Construcoes, Industria e Servicos de Energia S.A.	Brazil	12/12/04	12/12/04	Holding Company

(A)	Identification of Partners for Limited Partnerships

Company Name	General Partner	Limited Partner
EnviroGas LP	David S. O’Neill	IP&L

Bastian Bay	Field Services	IEA Delaware; OGS Pipeline, LLC

Oak Hill Pipeline LP	Polo Energy Corporation	IEA Delaware

South Texas	Field Services	IEA Delaware; OGS Pipeline, LLC

Desdemona	Field Services	IEA Delaware; OGS Pipeline, LLC

Energy Capital and Services I, LP	Cogenex	E.I. Fund One, Inc.

Energy Capital and Services II, LP	Cogenex	E.I. Fund One, Inc.

West Virginia Synfuels LP	Charleston Capital Corporation	Kaufman & Broad-Nexgen LLC

Blairs Ferry LP	MidAmerica Housing Partnership	Investments

OSADA I LP	MidAmerica Housing Partnership	Investments

Indiana Housing Equity Fund, LP	IN Equity Fund, Inc.	Banc One CDC; Investments; National City Bank, CDA; NDB Bank; Key Community Development; Federal National Mortgage Association

(B)	The voting power/ownership amounts above represent Alliant Energy’s direct and indirect ownership in the voting securities of each system company, however this amount may not equal the amount of voting interest in each system company that Alliant Energy controls.

(C)	Subsidiaries sold or dissolved during the year ended December 31, 2004 are:

Name of Company	Date of Sale or Dissolution
Energys, Inc.	January 2004
Alliant Energy Tallmadge Power Co., LLC	July 2004
EAU Cogenex-Canada Energy Services, Inc.	July 2004
Heartland Rail Corporation	August 2004
AE Neenah Holdings, LLC	August 2004
Alliant Energy Finance Holdings Pty. Ltd.	October 2004
Alliant Energy Finance (No. 1) Pty. Ltd.	October 2004
Alliant Energy Finance Holdings Partnership	October 2004
Alliant Energy Finance (No. 2) Pty. Ltd.	October 2004
Alliant Energy Finance Partnership	October 2004
SVBK Consulting Group, Inc.	November 2004
Alliant Energy Integrated Services – Energy Management LLC	December 2004
Alliant Energy Integrated Services – Energy Solutions LLC	December 2004
Village Lakeshares, LP	December 2004
Schedin & Associates, Inc.	December 2004
Energisa Telecom Ltda.	December 2004

ITEM 2.	ACQUISITIONS OR SALES OF UTILITY ASSETS

Information concerning acquisitions or sales of utility assets by System companies not reported in a certificate filed pursuant to Rule 24 is as follows:

None to report.

ITEM 3.	ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

Name of Issuer and Title of Issue	Name of Company Issuing or Selling Securities	Principal Amount or Stated Value Issued and Sold	Date of Transaction	Proceeds Before Issuance Expenses	Commission Authorization
City of Salix, Iowa; Variable/Fixed Rate Demand Pollution Control Refunding Revenue Bonds (Interstate Power Company Project); Series 1999; Due January 1, 2013	IP&L	$7,700,000	1/2/2004	$7,700,000	Rule 52

City of Sherbun, Minnesota; Variable/Fixed Rate Demand Pollution Control Refunding Revenue Bonds (Interstate Power Company Project); Series 1999; Due February 1, 2010	IP&L	$3,250,000	2/2/2004	$3,250,000	Rule 52

IP&L; 6.30% Senior Debentures due 5/1/2034	IP&L	$100,000,000	5/6/2004	$99,654,000	Rule 52

IP&L; 6.30% Senior Debentures due 5/1/2034	IP&L	$25,000,000	8/5/2004	$25,233,000	Rule 52

WP&L; 6.25% Debentures due 7/31/2034	WP&L	$100,000,000	8/2/2004	$99,718,000	Rule 52

Blairs Ferry First Mortgage; due 12/10	Blairs Ferry	$168,000	4/19/2004	$168,000	Rule 52

New Zealand; 6.75% Redeemable Preference Shares; due 10/07	New Zealand	$67,560,000	10/15/2004	$67,560,000	Rule 52

Shijiazhuang Chengfeng Cogeneration Co. Ltd.; Loan Payable to Agricultural Bank of China, 6.44%, due 12/31/07, 12/31/08 and 12/31/09	Shijiazhuang Chengfeng Cogeneration Co. Ltd	$3,623,189	12/31/04	$3,623,189	Rule 52

ITEM 3.	ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES (Continued)

The following items are recurring transactions of system companies:

Name of Issuer and Title of Issue	Name of Company Issuing or Selling Securities	Total Balance at Year End	Highest Balance	Date of Highest Balance	Effective Average Interest Rate
IP&L Commercial Paper	IP&L	$36,000,000	$149,000,000	04/08/04	1.283%

WP&L Commercial Paper	WP&L	$47,000,000	$74,500,000	07/16/04	1.356%

Bengbu Credit Facility Borrowings	Bengbu	$4,832,000	$4,832,000	12/23/04	5.31%

Shijiazhuang Chengfeng Cogeneration Co. Ltd. Credit Facility Borrowings	Shijiazhuang Chengfeng Cogeneration Co. Ltd.	$2,415,459	$2,415,459	9/2/04	5.54%

Shijiazhuang Chengfeng Cogeneration Co. Ltd. Credit Facility Borrowings	Shijiazhuang Chengfeng Cogeneration Co. Ltd.	$2,657,005	$2,657,005	12/31/04	6.37%

Henan Anfeng Electric Power Co. Ltd. Credit Facility Borrowings	Henan Anfeng Electric Power Co. Ltd.	$2,377,718	$3,170,289	5/31/04	6.34%

Henan Anfeng Electric Power Co. Ltd. Credit Facility Borrowings	Henan Anfeng Electric Power Co. Ltd.	$1,811,594	$1,811,594	8/19/04	5.31%

Henan Yongfeng Electric Power Co. Ltd. Credit Facility Borrowings	Henan Yongfeng Electric Power Co. Ltd.	$2,377,718	$3,170,289	5/31/04	6.34%

Henan Yongfeng Electric Power Co. Ltd. Credit Facility Borrowings	Henan Yongfeng Electric Power Co. Ltd.	$2,415,459	$2,415,459	8/19/04	5.31%

Shijiazhuang Chengfeng Cogeneration Co. Ltd.; Loan Payable to Agricultural Bank of China	Shijiazhuang Chengfeng Cogeneration Co. Ltd.	$3,623,189	$3,623,189	6/30/04	5.58%

Shijiazhuang Chengfeng Cogeneration Co. Ltd. Credit Facility Borrowings	Shijiazhuang Chengfeng Cogeneration Co. Ltd.	$1,207,729	$1,207,729	2/28/04	6.37%

ITEM 4.	ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES

Name of Issuer and Title of Issue	Name of Company Redeeming or Retiring Securities	Principal Amount Redeemed or Retired	Consideration	Extinguished (E) or Held for Further Disposition (D)	Commission Authorization or Exemption
City of Salix, Iowa Variable/Fixed Rate Demand Pollution Control Refunding Revenue Bonds (Interstate Power Company Project) Series 1999 Due January 1, 2013	IP&L	7,700,000	7,700,000	E	Rule 42

City of Sherburn, Minnesota Variable/Fixed Rate Demand Pollution Control Refunding Revenue Bonds (Interstate Power Company Project) Series 1999 Due February 1, 2010	IP&L	3,250,000	3,250,000	E	Rule 42

WP&L First Mortgage Bonds Series X, 7 3/4%, due 6/2004	WP&L	62,000,000	62,000,000	E	Rule 42

Resources 9.75% Senior Notes due 1/2013	Resources	10,000,000	13,380,400	E	Rule 42

Resources 7% Senior Notes due 12/2011	Resources	9,500,000	11,055,340	E	Rule 42

Resources 7% Senior Notes due 12/2011	Resources	15,000,000	17,120,250	E	Rule 42

Resources 7 3/8% Senior Notes due 11/2009	Resources	7,000,000	8,158,850	E	Rule 42

Alliant Energy Neenah, LLC Credit Facility Borrowings, 2.6875%, due 3/2004	Alliant Energy Neenah, LLC	1,381,000	1,381,000	E	Rule 42

Alliant Energy Neenah, LLC Credit Facility Borrowings, 2.625%, due 6/2004	Alliant Energy Neenah, LLC	1,399,000	1,399,000	E	Rule 42

Alliant Energy Neenah, LLC Credit Facility Borrowings, 3.125%, due 9/2004	Alliant Energy Neenah, LLC	1,417,000	1,417,000	E	Rule 42

Alliant Energy Neenah, LLC Credit Facility Borrowings, 3.5%, due 12/2004	Alliant Energy Neenah, LLC	1,436,000	1,436,000	E	Rule 42

CRANDIC State of Iowa, 3.0%, due 12/2010	CRANDIC	111,428	111,428	E	Rule 42

CRANDIC State of Iowa, 0.0%, due 12/2010	CRANDIC	31,127	31,127	E	Rule 42

Bengbu China Cinda Assets Management Co., 5.76%, due 12/2007	Bengbu	1,498,213	1,498,213	E	Rule 42

BFC Gas Company LLC Skidloader Loan - NHCC, 5.7% - 6.7% variable; due 11/2005	BFC Gas Company LLC	7,664	8,331	E	Rule 42

Blairs Ferry LP First Mortgage	Blairs Ferry LP	167,644	167,644	E	Rule 42

ITEM 5.	INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES AS OF DECEMBER 31, 2004

1.

Name of Company	Aggregate Amount of Investments in Persons (Entities) Operating in Retail Service Area of Owner (in thousands)	Number of Persons (Entities)	Description of Persons (Entities)
Dane County Development Company Inc.	$50	1	Invests in and provides financial assistance to commercially reasonable business ventures in Dane County, and benefits the community by creating new jobs, providing goods or services, undertaking improvements in lower income areas and meeting any other community credit needs.

Iowa Venture Capital Fund Limited Partnership	3	1	Economic development joint venture with interests in one start-up company.

Venture Capital Fund Ltd.	1	1	Partnership organized for the purpose of making capital investments in business enterprises.

Sun Prairie Industrial Development Corporation	1	1	Corporation formed to attract businesses to the Sun Prairie, WI area.

2.	Securities not included in Item 5, No. 1:

Name of Company	Name of Issuer	Description of Security	Number of Shares	% of Voting Power	Nature of Business	Owner’s Book Value (in thousands)
Resources, Investments, LNT	McLeodUSA Inc.	$0.01 Class A Common Stock	3,283,726	1%	Telecommunications company.	2,364

AER Holding Company	Capstone Turbine Corporation	$0.001 Common Stock	1,464,286	2%	Producer of micro-turbine systems.	2,680

Cataguazes	Cataguazes Servicos Aereos de Prospeccao S/A	$1.00 Common Stock	8,160	9%	Identification of damages in energy transmission and distribution lines.	77

AER Holding Company	Distributed Energy Systems Corp.	$0.001 Common Stock	1,840	Less than 1%	Develops and manufactures proton exchange membrane electro-chemical products.	5

Name of Company	Name of Issuer	Description of Security	Number of Shares	% of Voting Power	Nature of Business	Owner’s Book Value (in thousands)
Resources	CellTech Power, Inc.	$0.001 Series A Convertible Preferred Stock	120,000	Less than 1%	Develops fuel cell technologies for the distributed generation marketplace.	126

Resources	ADI Thermal Power Corporation	$1.00 Common Stock	33,334	4%	Develops dual shell Stirling engine technology for distributed generation.	17

Resources	STM Power, Inc.	$0.01 Series A Convertible Preferred Stock	6,784	Less than 1%	Develops cogeneration systems utilizing external combustion (Stirling-cycle) engine technology.	12

WP&L	Dais Analytic Corporation	$0.01 Common Stock	20,833	1%	Develops several patented polymer materials with novel applications in the energy sector.	—

Alliant Energy	Madison Gas and Electric Company	$1.00 Common Stock	225	Less than 1%	Utility business.	5

Resources	Nth Power Technologies Fund II, LP	(*)	(*)	8%	Capital fund specializing in emerging energy-technology companies.	3,422

New Zealand	NGC Holdings Ltd.	$0.01 Ordinary Shares	1,028	Less than 1%	Distribution of natural gas.	1

New Zealand	Horizon Energy Distribution Ltd.	$0.01 Ordinary Shares	1,250	Less than 1%	Distribution of electricity.	1

New Zealand	Infratil Ltd.	NZ $1.00 Ordinary Shares	10,998,853	5%	Holding company.	26,459

(*)	Noncorporate subsidiary (limited partnership)

ITEM 6.	OFFICERS AND DIRECTORS AS OF DECEMBER 31, 2004

Part I. Name, Principal Business Address and Positions Held as of December 31, 2004

Name (Address)*	Position Held	Name (Address)*	Position Held

Alliant Energy Corporation
Erroll B. Davis, Jr. (a)	Officer, Director	Enrique Bacalao (a)	Officer
William D. Harvey (a)	Officer	Robin W. Gates (a)	Officer
Eliot G. Protsch (b)	Officer	Vern A. Gebhart (b)	Officer
Thomas L. Aller (b)	Officer	John O. Larsen (k)	Officer
James E. Hoffman (b)	Officer	Michael L. Bennett (d)	Director
Barbara J. Swan (a)	Officer	Christopher J. Lindell (b)	Officer
Timothy R. Bennington (b)	Officer	Katharine C. Lyall (a)	Director
Dundeana K. Doyle (a)	Officer	Singleton B. McAllister (kk)	Director
Thomas L. Hanson (a)	Officer	Ann K. Newhall (e)	Director
John E. Kratchmer (a)	Officer	David A. Perdue (eee)	Director
Barbara A. Siehr (a)	Officer	Judith D. Pyle (a)	Director
F.J. Buri (a)	Officer	Robert W. Schlutz (fff)	Director
Joan M. Thompson (b)	Officer	Anthony R. Weiler (ggg)	Director
Patricia L. Reininger (a)	Officer	Peggy Howard Moore (a)	Officer
Theresa M. Mulford (b)	Officer	Kim Zuhlke (a)	Officer

Interstate Power and Light Company
Erroll B. Davis, Jr. (a)	Officer, Director	Daniel L. Siegfried (b)	Officer
Eliot G. Protsch (b)	Officer	Enrique Bacalao (a)	Officer
Timothy R. Bennington (b)	Officer	John O. Larsen (k)	Officer
Peggy Howard Moore (a)	Officer	Theresa M. Mulford (b)	Officer
Barbara J. Swan (a)	Officer	Michael L. Bennett (d)	Director
Vern A. Gebhart (b)	Officer	Katharine C. Lyall (a)	Director
Thomas L. Hanson (a)	Officer	Singleton B. McAllister (kk)	Director
John E. Kratchmer (a)	Officer	Ann K. Newhall (e)	Director
Barbara A. Siehr (a)	Officer	David A. Perdue (eee)	Director
Kim K. Zuhlke (a)	Officer	Judith D. Pyle (a)	Director
F.J. Buri (a)	Officer	Robert W. Schlutz (fff)	Director
Patricia L. Reininger (a)	Officer	Anthony R. Weiler (ggg)	Director
Thomas L. Aller (b)	Officer	William D. Harvey (a)	Officer

Wisconsin Power and Light Company
Erroll B. Davis, Jr. (a)	Officer, Director	Patricia L. Reininger (a)	Officer
William D. Harvey (a)	Officer	Enrique Bacalao (a)	Officer
Thomas L. Aller (b)	Officer	Michael L. Bennett (d)	Director
Barbara J. Swan (a)	Officer	Katharine C. Lyall (a)	Director
Vern A. Gebhart (b)	Officer	Singleton B. McAllister (kk)	Director
Thomas L. Hanson (a)	Officer	Ann K. Newhall (e)	Director
John E. Kratchmer (a)	Officer	David A. Perdue (eee)	Director
Barbara A. Siehr (a)	Officer	Judith D. Pyle (a)	Director
Kim K. Zuhlke (a)	Officer	Robert W. Schlutz (fff)	Director
Eliot G. Protsch (b)	Officer	Anthony R. Weiler (ggg)	Director
F. J. Buri (a)	Officer	John O. Larsen (k)	Officer
Timothy R. Bennington (b)	Officer	Theresa M. Mulford (b)	Officer
Peggy Howard Moore (a)	Officer

South Beloit Water, Gas & Electric Company
William D. Harvey (a)	Director	Barbara J. Swan (a)	Officer, Director
Thomas L. Hanson (a)	Officer	John E. Kratchmer (a)	Officer
F.J. Buri (a)	Officer	Kim K. Zuhlke (a)	Director
Patricia L. Reninger (a)	Officer

ATC LLC
Jose M. Delgado (yy)	Officer, Director	Harry L. Terhune (yy)	Officer
Dale A. Landgren (yy)	Officer	Walter T. Woelfle (yy)	Officer
Mark C. Williamson (yy)	Officer	William D. Harvey (a)	Director
Daniel A. Doyle (a)	Officer	Agustin A. Ramirez (yy)	Director
J. Leroy Thilly (l)	Director	Jeffrey P. West (c)	Director
Gary J. Wolter (a)	Director	Anthony S. Earl (a)	Director
Larry L. Weyers (bb)	Director	William C. Verrette (n)	Director
Stephen J. Yanisch (t)	Director

Wisconsin River Power Company
Thomas P. Meinz (bb)	Officer, Director	Barth J. Wolf (bb)	Officer, Director
Charles J. Ohl (a)	Officer, Director	Kathy Lipp (a)	Director
Barbara Swan (a)	Director	Charles Schrock (bb)	Officer, Director

Wisconsin Valley Improvement Company
Robert Gall (x)	Officer, Director	David Coon (x)	Officer
Thomas P. Meinz (bb)	Officer, Director	Scott C. Mosher (x)	Director
Sam Morgan (x)	Officer	Thomas G. Scharff (cc)	Director
Donald Bradford (x)	Officer	Bruce Ridley (i)	Director
Robert Birkhauser (x)	Director	Dennis Urbanek Sr. (x)	Director
Neil Krebsbach (a)	Director	Charles Schrock (bb)	Director

ATC Management Inc.
Jose Delgado (yy)	Officer, Director	David Porter (j)	Director
Daniel A. Doyle (a)	Officer	Augustin Ramirez (yy)	Director
Harry Terhune (yy)	Officer	Patrick D. Schrickel (yy)	Director
Dale Landgren (yy)	Officer	Roy Thilly (l)	Director
Walter Woelfle (yy)	Officer	William C. Verrette (n)	Director
William D. Harvey (a)	Director	Mark C. Williamson (yy)	Director
Anthony S. Earl (a)	Director	Stephen J. Yanisch (t)	Director

Alliant Energy Corporate Services, Inc.
Erroll B. Davis, Jr. (a)	Officer, Director	John E. Kratchmer (a)	Officer
William D. Harvey (a)	Officer, Director	Timothy R. Bennington (b)	Officer
James E. Hoffman (b)	Officer	Barbara A. Siehr (a)	Officer
Eliot G. Protsch (b)	Officer, Director	Kim K. Zuhlke (a)	Officer
Barbara J. Swan (a)	Officer, Director	F.J. Buri (a)	Officer, Director
Thomas L. Aller (b)	Officer	Patricia L. Reininger (a)	Officer
Dundeana K. Doyle (a)	Officer	Enrique Bacalao (a)	Officer
Vern A. Gebhart (b)	Officer	Robin W. Gates (a)	Officer
Thomas L. Hanson (a)	Officer	John O. Larsen (k)	Officer
Christopher J. Lindell (b)	Officer	Peggy Howard Moore (a)	Officer
Theresa M. Mulford (b)	Officer	Joan M. Thompson (b)	Officer
Daniel L. Siegfried (b)	Officer

TRANSLink Development Company LLC
Dennis Walker (m)	Officer	James P. Johnson (t)	Officer
Kent M. Ragsdale (b)	Officer

Distribution Vision 2010, LLC
George M. Gevaza (h)	Officer	John R. Wilson (a)	Officer
Stephen Early (oo)	Officer

Nuclear Management Company, LLC
Michael Sellman (tt)	Officer, Director	Jonathan Rogoff (tt)	Officer
John Paul Cowan (tt)	Officer	Frederick Kuester (c)	Director
Steve Bylow (tt)	Officer	David Joos (o)	Director
Lyle Bohn (tt)	Officer	Eliot G. Protsch (b)	Director
Doug Cooper (tt)	Officer	Charlie Schrock, (bb)	Director
Greg Palmer (tt)	Officer	David Wilks (p)	Director
Craig Anderson (tt)	Officer

Alliant Energy Resources, Inc.
Erroll B. Davis, Jr. (a)	Officer, Director	Daniel L. Siegfried (b)	Officer
James E. Hoffman (b)	Officer	Enrique Bacalao (a)	Officer
Thomas L. Hanson (a)	Officer	Michael L. Bennett (d)	Director
John E. Kratchmer (a)	Officer	Katharine C. Lyall (a)	Director
Michael P. Maley (qq)	Officer	Singleton B. McAllister (kk)	Director
John K. Peterson (b)	Officer	Ann K. Newhall (e)	Director
F.J. Buri (a)	Officer	David A. Perdue (eee)	Director
Patricia Reininger (a)	Officer	Judith D. Pyle (a)	Director
Robert W. Schlutz (fff)	Director	Anthony R. Weiler (ggg)	Director
Eliot G. Protsch (b)	Officer	William D. Harvey (a)	Officer

Investments
James E. Hoffman (b)	Officer, Director	William D. Harvey (a)	Director
Thomas L. Aller (b)	Director	Daniel L. Siegfried (b)	Officer
F.J. Buri (a)	Officer	Joel J. Schmidt (b)	Officer
Thomas L. Hanson (a)	Officer

Iowa Land
James E. Hoffman (b)	Officer, Director	Thomas L. Hanson (a)	Officer
Joel J. Schmidt (b)	Officer, Director	Daniel L. Siegfried (b)	Officer
F.J. Buri (a)	Officer	William D. Harvey (a)	Director

2001 Development Corporation
Thomas M. Collins (u)	Officer, Director	Scott McIntyre, Jr. (b)	Officer, Director
Steven F. Dummermuth (kk)	Officer, Director	Clark E. McLeod (b)	Officer, Director
Joe Hladky (b)	Officer, Director	Ted Schwartz (v)	Officer, Director
James E. Hoffman (b)	Officer, Director	Thomas L. Aller (b)	Officer

Heartland Energy Services, Inc.
James E. Hoffman (b)	Director	Thomas L. Hanson (a)	Officer
Gregory A. Genin (a)	Officer	Daniel L. Siegfried (b)	Officer
William D. Harvey (a)	Director

HEG
James E. Hoffman (b)	Director	Daniel L. Siegfried (b)	Officer
Gregory A. Genin (a)	Officer, Director	Joel J. Schmidt (b)	Officer
Thomas L. Hanson (a)	Officer	William D. Harvey (a)	Director

IEA Delaware
James E. Hoffman (b)	Director	Daniel L. Siegfried (b)	Officer
Loretta Y. Razny (b)	Officer	William D. Harvey (a)	Director
Thomas L. Hanson (a)	Officer	Michael P. Maley (qq)	Officer

Energy Performance Services, Inc.
James E. Hoffman (b)	Officer, Director	Mark S. Lonkevych (hhh)	Officer
F.J. Buri (a)	Officer, Director	Mark J. Aronson (hhh)	Officer
Thomas L. Hanson (a)	Officer, Director

Cogenex
Marc J. Aronson (hhh)	Officer	James E. Hoffman (b)	Officer, Director
F.J. Buri (a)	Officer, Director	Mark S. Lonkevych (hhh)	Officer
Thomas L. Hanson (a)	Officer, Director

ISCO
William D. Harvey (a)	Director	James E. Hoffman (b)	Officer, Director
Joel J. Schmidt (b)	Director	Loretta Y. Razny (b)	Officer
F.J. Buri (a)	Officer	Thomas L. Hanson (a)	Officer
Daniel L. Siegfried (b)	Officer		Director

Cogenex West Corporation
Mark S. Lonkevych (hhh)	Officer	James E. Hoffman (b)	Officer, Director
F.J. Buri (a)	Officer, Director	Marc J. Aronson (hhh)	Officer
Thomas L. Hanson (a)	Officer, Director	Richard Bower (ddd)	Director
Kenneth W. Movat (ccc)	Director

Cogenex Canada Inc.
F. J. Buri (a)	Director, Officer	Thomas L. Hanson (a)	Director, Officer
James E. Hoffman (b)	Director	Mark Lonkevych (hhh)	Officer
Marc J. Aronson (hhh)	Officer

Northeast Energy Management, Inc.
James E. Hoffman (b)	Officer, Director	Mark S. Lonkevych (hhh)	Officer
F.J. Buri (a)	Officer, Director	Marc J. Aronson (hhh)	Officer
Thomas L. Hanson (a)	Officer, Director

Alliant Energy Transportation, Inc.
Jeffrey S. Woods (b)	Officer	Daniel L. Siegfried (b)	Officer
Paul H. Treangen (b)	Director, Officer	Thomas L. Hanson (a)	Officer
F.J. Buri (a)	Officer	James E. Hoffman (b)	Director

IEI Barge Services, Inc.
James E. Hoffman(b)	Director	Thomas L. Hanson (a)	Officer
Paul H. Treangen (b)	Officer, Director	Daniel L. Siegfried (b)	Officer
Jeffery S. Woods (b)	Officer

Transfer Services, Inc.
Jeffery S. Woods (b)	Officer	Daniel L. Siegfried (b)	Officer
Paul H. Treangen (b)	Officer, Director	James E. Hoffman (b)	Director
Thomas L. Hanson (a)	Officer	Joel J. Schmidt (b)	Director

Williams Bulk Transfer Inc.
Jeffery S. Woods (b)	Officer	Thomas L. Hanson (a)	Officer
Paul H. Treangen (b)	Officer, Director	F.J. Buri (a)	Officer
James E. Hoffman (b)	Director

CRANDIC
Kevin P. Burke (b)	Officer	Daniel L. Siegfried (b)	Officer
Paul H. Treangen (b)	Officer, Director	James E. Hoffman (b)	Director
Thomas L. Hanson (a)	Officer	Joel J. Schmidt (b)	Director

RMT International, Inc.
William A. Dickrell (a)	Director, Officer	Stephen D. Johannsen (a)	Director, Officer
Steven L. Streblow (f)	Director, Officer	Ruth J. Muelker (g)	Officer

RMT, Inc.
Stephen D. Johannsen (a)	Officer	Joel E. Roberts (f)	Officer
William A. Dickrell (a)	Officer	Richard J. Sawinski (f)	Officer
Ruth J. Muelker (g)	Officer	Patrick Womersley (a)	Officer
Kathryn R. Huibregtse (f)	Officer	Stephen L. Streblow (f)	Officer
Russell S. Kemp (iii)	Officer	Robert J. Vetter (a)	Officer
Daniel E. Oman (r)	Officer	Thomas A. Allen (a)	Officer
Katharine E. Martin (a)	Officer	Thomas L. Hanson (a)	Officer
James C. Myers (g)	Officer	James E. Hoffman (b)	Director
Samuel Nott (jjj)	Officer	William D. Harvey (a)	Director

RMT North Carolina, Inc.
William A. Dickrell (a)	Officer, Director	Ruth J. Muelker (g)	Officer
Richard J. Sawinski (f)	Officer	Stephen D. Johannsen (a)	Director
Michael Parker (f)	Officer	Kathryn R. Huibregtse (f)	Officer

RMT, Inc., Michigan
Daniel E. Oman (r)	Officer, Director	Douglas R. Genthe (r)	Officer
Katharine E. Martin (a)	Officer, Director	Robert J. Vetter (a)	Director

Kaufman & Broad-Nexgen LLC
Jeff Mezger (e)	Officer	Kimberly King (aa)	Officer
Kelly Allred (ee)	Officer	Bill Hollinger (ee)	Officer
Cory F. Cohen (ee)	Officer	Bart Pachino (ee)	Officer
Domenico Cecere (ee)	Officer	Victor Toledo (ee)	Officer

IEA
Michael P. Maley (qq)	Director, Officer	James E. Hoffman (b)	Director
William D. Harvey (a)	Director	Loretta Y. Razny (b)	Officer
Daniel L. Siegfried (b)	Officer	Thomas L. Hanson (a)	Officer

Alliant Energy EPC, LLC
Kim K. Zuhlke (a)	Officer	Frank Greb (a)	Officer
F.J. Buri (a)	Officer	Thomas L. Hanson (a)	Officer
Patrick J. Ringler (a)	Officer

Alliant Energy Neenah, LLC
Michael P. Maley (qq)	Officer	Mark S. Condon (qq)	Officer
Timothy J. Eibes (qq)	Officer	F.J. Buri (a)	Officer

AEG Worldwide, Inc.
Michael P. Maley (qq)	Officer, Director	William D. Harvey (a)	Director
Mark S. Condon (qq)	Officer	James E. Hoffman (b)	Director
F. J. Buri (a)	Officer

AER Holding Company
Thomas L. Hanson (a)	Officer, Director	F.J. Buri (a)	Officer
James E. Hoffman (b)	Officer, Director	William D. Harvey (a)	Director
Gary Hills (rr)	Officer

Alliant Energy Generation, Inc.
Michael P. Maley (qq)	Officer, Director	William D. Harvey (a)	Director
Mark S. Condon (qq)	Officer	James E. Hoffman (b)	Director
F. J. Buri (a)	Officer

Sheboygan Power, LLC
Mark S. Condon (qq)	Officer	Timothy J. Eibes (qq)	Officer
F.J. Buri (a)	Officer	Michael P. Maley (qq)	Officer

International
James E. Hoffman (b)	Officer, Director	Daniel L. Siegfried (b)	Officer
John K. Peterson (b)	Officer	James E. Harvey (a)	Director
F.J. Buri (a)	Officer	Thomas L. Hanson (a)	Officer

Sea Lagoons Developments, S. de R.L. de C.V.
James E. Hoffman (b)	Director	Luis Henrique Martinez (b)	Director, Officer

IEC PTE
John K. Peterson (b)	Officer, Director	Tang Chen Lin (jj)	Director
John E. Clarke (b)	Officer, Director	James E. Hoffman (b)	Director
Thomas L. Hanson (a)	Officer	Lay Hong Tan (jj)	Officer

Jiaxing JIES Heat & Power Co. Ltd.
Ronglin Ji (ll)	Officer, Director	John E. Clarke (b)	Director
Jianguang Shen (ll)	Officer	Jingjun Huang (ll)	Director
Yaoming Xu (ll)	Director	Joel J. Schmidt (b)	Director
John K. Peterson (b)	Director

Tongxiang TIES Heat & Power Co. Ltd.
Yiqiang Du (ll)	Officer	Xueming Yang (ll)	Director
Keqiang Li (ll)	Officer	John E. Clarke (b)	Director
Xiao Kang Wang (ll)	Officer	Joel J. Schmidt (b)	Director
Zhenxiang Yu (ll)	Director	John K. Peterson (b)	Director
Hongliang Zhao (ll)	Director

Bengbu
Qiang Wang (xx)	Officer, Director	Feng Zhang (xx)	Officer
Shikang Wang (xx)	Director	Joel J. Schmidt (b)	Director
Peicheng Cui (xx)	Officer, Director	James N. Choate (b)	Director
Fuying Wang (xx)	Officer	John E. Clarke (b)	Director
Zhengquan Gu (xx)	Officer	Renee Y. Otto (b)	Director
Peizhoug Shen (xx)	Officer	John K. Peterson (b)	Director
Zhongxiu Wang (xx)	Officer	Lawrence W. Yu (hh)	Director
Kairong Zheng (xx)	Officer

Sociedade Anonima de Eletrificacao da Paraiba S.A.
Mauricio Perez Botelho (ss)	Officer	Ricardo Perez Botelho (ss)	Director
Marcelo Silveira da Rocha (zz)	Director	Omar Carneiro da Cunha Sobrinho (ss)	Director
Felicia Leigh Bellows (ss)	Director	Marcilio Marques Moreira (ss)	Director
Ivan Muller Botelho (ss)	Director	Carlos Eduardo Trois de Miranda (ss)	Director
Gabriel Alves Pereira Junior (aaa)	Officer	Luiz Augusto Mendonca (ww)	Director
Rogerio Guimaraes Ronconi (ww)	Officer	Luiz de Morais Buerra Filho (aaa)	Officer
Marcos Aurelio Madureira da Silva (ww)	Officer	Danilo de Souza Dias (ss)	Officer

MCL Cabo S.A.
Gioreli de Souza Filho (ww)	Officer, Director	Carlos Aurelio Martins Pimentel (ww)	Director
Guilherme Marconi Gil Santana (ww)	Officer	Paulo Henrique Laranjeira da Silva (ww)	Director

Energisapar S/A
Jose Antonio da Silva Marques (ww)	Officer	Mauricio Perez Botelho (ss)	Officer

Multipar
Mauricio Perez Botelho (ss)	Officer	Jose Antonio da Silva Marques (ww)	Officer
Monica Perez Botelho (ww)	Officer

Multipar Com
Mauricio Perez Botelho (ss)	Officer	Manoel Otoni Neiva (ww)	Officer

Multiagro
Jose Marcelo Goncalves Reis (ww)	Officer	Ricardo Perez Botelho (ss)	Officer

Energisa S.A.
Jose Marcelo Goncalves Reis (ww)	Officer	Ricardo Perez Botelho (ss)	Director
Mauricio Perez Botelho (ss)	Officer	Omar Carneiro da Cunha Sobrinho (ss)	Director
Jose Antonio da Silva Marques (ww)	Officer	Felicia Leigh Bellows (ss)	Director
Ivan Muller Botelho (ss)	Director	John K. Peterson (b)	Director

Celbpar S.A.
Jose Antonio da Silva Marques (ww)	Officer	Mauricio Perez Botelho (ss)	Officer

Cenfpar S.A.
Jose Antonio da Silva Marques (ww)	Officer	Mauricio Perez Botelho (ss)	Officer

Saelpapar S.A.
Jose Antonio da Silva Marques (ww)	Officer	Mauricio Perez Botelho (ss)	Officer

Escosul Ltda.
Felicia Leigh Bellows (ss)	Officer

Gipar S.A.
Alice Botelho Bastos (ww)	Officer	Monica Perez Botelho (ww)	Officer

Catleo
Jose Marcelo Goncalves Reis (ww)	Officer	Ricardo Perez Botelho (ss)	Director
Jose Antonio da Silva Marques (ww)	Officer	Felicia Leigh Bellows (ss)	Director
Danilo de Souza Dias (ss)	Director

CELB
Gabriel Alves Pereria Junior (aaa)	Officer	Danilo de Souza Dias (ss)	Officer
Liuz Augusto Mendonca (ww)	Officer	Ricardo Perez Botelho (ss)	Director
Mauricio Perez Botelho (ss)	Officer	Omar Carneiro da Cunha Sobrinho (ss)	Director
Rogerio Guimaraes Ronconi (ww)	Officer	Felicia Leigh Bellows (ss)	Director
Luiz de Moraes Guerra Filho (aaa)	Officer	Ivan Muller Botelho (ss)	Director
Marcelo Silveira da Rocha (zz)	Director	Marcilio Marques Moreira (ss)	Director
Carlos Eduardo Trois de Miranda (ss)	Director	Carlos Eduardo Trois de Miranda (ss)	Officer

Cataguazes
Ivan Muller Botelho (ss)	Director	Ricardo Perez Botelho (ss)	Director
Mauricio Perez Botelho (ss)	Officer	Omar Cameiro da Cunha Sobrinho (ss)	Director
Jose Antonio da Silva Marques (ww)	Officer	Felicia Leigh Bellows (ss)	Director
Gioreli de Sousa Filho (ww)	Officer	Marcillio Marques Moreira (ss)	Director
Danilo de Sousa Dias (ss)	Officer	Thomas Gregg Cauchois (bbb)	Director
Carlos Eduardo Trois de Miranda (ss)	Director

Cat-Leo Construcoes, Industria e Servicos Energia S.A.
Jose Antonio da Silva Marques (ww)	Director	Felicia Leigh Bellows (ss)	Director
Ricardo Perez Botelho (ss)	Director	Carlos Eduardo Trois de Miranda (ss)	Director
Jose Marcelo Goncalves Reis (ww)	Officer	Gioreli de Souza Filho (ww)	Officer

CENF
Manoel Otoni Neiva (ww)	Officer	Gioreli de Sousa Filho (ww)	Officer
Mauricio Perez Botelho (ss)	Officer	Danilo de Souza Dias (ss)	Officer
Jose Antonio da Silva Marques (ww)	Officer

Energipe
Marcelo Silveira da Rocha (zz)	Officer	Ricardo Perez Botelho (ss)	Director
Eduardo Alves Mantovani (zz)	Officer	Marcilio Marques Moreira (ss)	Director
Mauricio Perez Botelho (ss)	Officer	Omar Carneiro da Cunha Sobrinho (ss)	Director
Carlos Eduardo Trois de Miranda (ss)	Director	Usiel Rios (ww)	Director
Antonio Jose Maciel de Medina (ww)	Officer	Felicia Leigh Bellows (ss)	Director
Danilo de Souza Dias (ss)	Officer	Ivan Muller Botelho (ss)	Director

Pbpart
Mauricio Perez Botelho (ss)	Officer	Jose Antonio da Silva Marques (ww)	Officer

Pbpart SE 1
Mauricio Perez Botelho (ss)	Officer	Jose Marcelo Goncalves Reis (ww)	Officer
Jose Antonio da Silva Marques (ww)	Officer	Ivan Muller Botelho (ss)	Director
Ricardo Perez Botelho (ss)	Director	Felicia Leigh Bellows (ss)	Director
John K. Peterson (b)	Director

Pbpart SE 2
Mauricio Perez Botelho (ss)	Officer	Manoel Otoni Neiva (ww)	Officer
Jose Antonio da Silva Marques (ww)	Officer

Saelpa
Gabriel Alves Pereira Junior (aaa)	Officer	Ivan Muller Botelho (ss)	Director
Luiz Augusto Mendonca (ww)	Officer	Ricardo Perez Botelho (ss)	Director
Mauricio Perez Botelho (ss)	Officer	Marcilio Marques Moreira (ss)	Director
Rogerio Guimaraes Ronconi (ww)	Officer	Omar Carneiro da Cunha Sobrinho (ss)	Director
Luiz de Morase Guerra Filho (aaa)	Officer	Felicia Leigh Bellows (ss)	Director
Marcos Aurelio Madureira da Silva (ww)	Officer	Carlos Eduardo Trois de Miranda (ss)	Director
Daniol de Souza Dias (ss)	Officer	Marcelo Silveira da Rocha (zz)	Director

TermoSergipe S.A.
Jose Antonio da Silva Marques (ww)	Officer	Felicia Leigh Bellows (ss)	Director
Angelica Maria Rezende Guedes (ww)	Officer	Mauricio Perez Botelho (ss)	Director
Ricardo Perez Botelho (ss)	Director	Rafael Mauro Comino (ww)	Director
Marcelo Silveira da Rocha (zz)	Director

Telecabo S.A.
Marco Celio de Almeida (ww)	Officer, Director	Gisele Miranda Gomes (ww)	Officer
Paulo Henrique Laranjeira da Silva (ww)	Director	Carlos Aurelio Martins Pimentel (ww)	Director

Teleserv S.A.
Luiz Augusto Mendonca (ww)	Officer, Director	Gisele Miranda Gomes (ww)	Officer
Paulo Henrique Laranjeira da Silva (ww)	Director	Carlos Aurelio Martins Pimentel (ww)	Director

Usina Termeletrica
Manoel Otoni Neiva (ww)	Officer	Carlos Eduardo Trois de Miranda (ss)	Officer, Director
Mauricio Perez Botelho (ss)	Officer	Ricardo Perez Botelho (ss)	Director
Felicia Leigh Bellows (ss)	Director	Jose Antonio da Silva Marques (ww)	Director

Alliant Holdco One S/A
Marcelo Antonio Goncalves Souza (ss)	Officer	Carlos Eduardo Trois de Miranda (ss)	Officer

Alliant Energy Holdings do Brasil Ltda
Felicia Leigh Bellows (ss)	Officer

Alliant Holdco Two S/A
Marcelo Antonio Goncalves Souza (ss)	Officer	Carlos Eduardo Trois de Miranda (ss)	Officer

Alliant Holdco Three S/A
Marcelo Antonio Goncalves Souza (ss)	Officer	Carlos Eduardo Trois de Miranda (ss)	Officer

Alliant Energy New Zealand Limited
Simon Young (s)	Officer	John K. Peterson (b)	Director
James E. Hoffman (b)	Director

TrustPower Ltd.
Keith Tempest (y)	Officer	Harold M. Titter (s)	Director
Ronald P. Carter (s)	Director	Michael J. Cooney (y)	Director
Bruce J. Harker (z)	Director	HR Lloyd Morrison (z)	Director
Simon V. Young (s)	Director

Te Maunga Power
Bruce Harker (z)	Director	Simon Young (s)	Director

Grandelight Holding Ltd.
John K. Peterson (b)	Officer, Director	Thomas L. Hanson (a)	Officer
Joel J. Schmidt (b)	Officer	James E. Hoffman (b)	Director

LNTI Holdings, B.V.
James E. Hoffman (b)	Director	ING Management (Nederland) B.V.(dd)	Director

Peak Pacific Investment Company (Labuan) Bhd
Robert W. Anderson, Jr. (uu)	Officer, Director

Peak Pacific Investment Co. Ltd.
Robert W. Anderson, Jr. (uu)	Officer, Director	John K. Peterson (b)	Director
Carol Anne Mei Ling Tan (jj)	Officer	Joel J. Schmidt (b)	Director
James E. Hoffman (b)	Director	John E. Clarke (b)	Director

Ocean Peak Pte. Ltd.
Robert W. Anderson, Jr. (uu)	Director	Sunny F. C. Wong (jj)	Officer, Director
Beng Hong Ong (jj)	Officer

Zouping Peak Pte. Ltd.
Sunny F. C. Wong (jj)	Officer, Director	Beng Hong Ong (jj)	Officer
Robert W. Anderson, Jr. (uu)	Director

Zouping Peak CHP Co. Ltd.
Roy Dean (uu)	Director	Robert W. Anderson, Jr. (uu)	Director
Yuping Lu (uu)	Director	Yong Wang (pp)	Director
Yuzhong Zhang (uu)	Director	Dianrong Zhao (pp)	Director
Lin Chen (uu)	Director	Changshui Zhao (pp)	Director
Sally Zhang Wen (uu)	Director	Yuchuan Gao (pp)	Officer
Yuchang Jia (pp)	Officer	Wujie Li (pp)	Officer
Qiang He (pp)	Officer

Luannan Peak Pte. Ltd.
Robert W. Anderson (uu)	Director	Beng Hong Ong (jj)	Officer
Sunny F. C. Wong (jj)	Officer, Director

Pan-Western Energy Corporation LLC
Kent Carter (uu)	Director	Roy Dean (uu)	Director
Robert W. Anderson, Jr. (uu)	Director	Shengli Yang (nn)	Director

Tangshan Peak Heat & Power Co., Ltd.
Roy Dean (uu)	Director	Kequin Lu (uu)	Director
Robert W. Anderson, Jr. (uu)	Director	Tien Shaw (uu)	Director
Shuxing Xue (nn)	Director,Officer	Yong Wang (nn)	Officer
Xianggui Gao (nn)	Officer	Junping Lu (nn)	Officer
Lin Liu (nn)	Officer

WuAn Peak Pte. Ltd.
Sunny F. C. Wong (jj)	Officer,Director	Beng Hong Ong (jj)	Officer
Robert W. Anderson, Jr. (uu)	Director

Peak Pacific (China) Investment Company Ltd.
Kent Carter (uu)	Officer, Director	Robert W. Anderson, Jr. (uu)	Director, Officer
Tien Shaw (uu)	Officer, Director	Roy Dean (uu)	Director, Officer

Peak Xin Wen Pte. Ltd.
Sunny F. C. Wong (jj)	Officer, Director	Robert W. Anderson, Jr. (uu)	Director
Beng Hong Ong (jj)	Officer

Tai An Xin Wen Peak Heat and Power Co., Limited
Yuping Lu (uu)	Director	Robert W. Anderson, Jr. (uu)	Director
Kent Carter (uu)	Director	Qingtian Lang (pp)	Director
Guangyuan Zhao (pp)	Officer	Qiuli Yang (uu)	Director
Fuhua Pan (pp)	Director	Lin Chen (uu)	Director
Changsheng Sun (pp)	Director	Roy Dean (uu)	Director
Guangqing Liu (pp)	Officer	Yao Sun (pp)	Officer
Xiaosen Li (pp)	Officer

Tai An Hua Feng Peak Heat and Power Co. Ltd.
Yuping Lu (uu)	Director	Fuhua Pan (pp)	Director
Robert W. Anderson, Jr. (uu)	Director	Changsheng Sun (pp)	Director
Qingtian Lang (pp)	Director	Roy Dean (uu)	Director
Kent Carter (uu)	Director	Qiuli Yang (uu)	Director
Lin Chen (uu)	Director	Guangqing Liu (pp)	Officer
Yao Sun (pp)	Officer	Ding Wei (pp)	Officer
Jianchun Xie (pp)	Officer	Zhaoxian Zhang (pp)	Officer
Zhaoxiao Zhang (pp)	Officer

Hebei WuAn Peak Heat and Power Co. Ltd.
Robert W. Anderson, Jr. (uu)	Director	Hui Lim Loy (uu)	Director
Gengkui Wang (nn)	Director	Haikui Tian (nn)	Director
Roy Dean (uu)	Director	Keqin Lu (uu)	Director
Lin Chen (uu)	Director	Qigui Zhou (nn)	Officer
Tien Shaw (uu)	Director	Tienxiang Zhou (nn)	Director, Officer
Qunzhu Cao (nn)	Officer	Ren Guan (nn)	Officer
Fanjin Kong (nn)	Officer	Zengsheng Li (nn)	Officer

Shijiazhuang Chengfeng Cogeneration Co. Ltd.
Roug Liu (uu)	Director	Feng Liu (nn)	Director
Yuchang Jia (nn)	Director	Yuzhong Zhang (uu)	Director
Quanjin Zhang (nn)	Officer	Keqin Lu (uu)	Director
Michael R. Ashburn (uu)	Director	Tieyan Zhang (nn)	Director, Officer
Jun Zhi Chen (nn)	Officer	Qiuxia Tian (nn)	Officer
Gaoying Xu (nn)	Officer	Shenping You (nn)	Officer

Handian Peak Pte. Ltd.
Sunny F. C. Wong (jj)	Officer, Director	Beng Hong Ong (jj)	Officer
Robert W. Anderson, Jr. (uu)	Director

Gongyi Peak Pte. Ltd.
Sunny F. C. Wong (jj)	Officer	Beng Hong Ong (jj)	Officer
Robert W. Anderson, Jr. (uu)	Director

Henan Anfeng Electric Power Co. Ltd.
Guozheng Huo (mm)	Officer, Director	Qianxian Hu (mm)	Officer, Director
Hui Lim Loy (uu)	Director	Dongping Ma (mm)	Director
Roy Dean (uu)	Director	Zhiye Liu (uu)	Officer, Director
Robert W. Anderson, Jr. (uu)	Director	Tien Shaw (uu)	Director
Lin Chen (uu)	Director	Longxian Wang (mm)	Officer
Hongzhao Jia (mm)	Officer	Ruiqian Li (mm)	Officer
Zhijiao Zhao (mm)	Officer	Mingzhu Sun (mm)	Officer
Dianqing Wang (mm)	Officer	Baozhu Zhang (mm)	Officer

Henan Yongfeng Electric Power Co. Ltd.
Guozheng Huo (mm)	Officer, Director	Qianxian Hu (mm)	Officer, Director
Hui Lim Loy (uu)	Director	Hongzhao Jia (mm)	Officer
Dong Ping Ma (mm)	Director	Zhiye Liu (uu)	Director, Officer
Roy Dean (uu)	Director	Ruiqian Li (mm)	Officer
Robert W. Anderson, Jr. (uu)	Director	Mingzhu Sun (mm)	Officer
Lin Chen (uu)	Director	Longxian Wang (mm)	Officer
Tien Shaw (uu)	Director	Zhijiao Zhao (mm)	Officer
Dianqing Wang (mm)	Officer	Baozhu Zhang (mm)	Officer

T2 Education Pte. Ltd.
Sunny F. C. Wong (jj)	Officer, Director	Beng Hong Ong (jj)	Officer
Robert W. Anderson, Jr. (uu)	Director

Singapore Peak Pingdingshan Pte. Ltd.
Sunny F. C. Wong (jj)	Officer, Director	Beng Hong Ong (jj)	Officer
Robert W. Anderson, Jr. (uu)	Director

Alliant Energy de Mexico, S. de R.L. de C.V.
F.J. Buri (a)	Officer	Jeffrey K. Rosencrants (b)	Officer
Alejandro Sainz Orantes (ii)	Officer	Luis Henrique Martinez (b)	Director
James Hoffman (b)	Director

Alliant Energy Operaciones de Mexico, S. de R.L. de C.V.
F.J. Buri (a)	Officer	Luis Henrique Martinez (b)	Director
Alejandro Sainz Orantes (ii)	Officer	James Hoffman (b)	Director
Jeffrey K. Rosencrants (b)	Officer

Alliant Energy Servicios de Mexico, S. de R.L. de C.V.
F.J. Buri (a)	Officer	James Hoffman (b)	Director
Alejandro Sainz Orantes (ii)	Officer	Luis Henrique Martinez (b)	Director
Jeffrey K. Rosencrants (b)	Officer

Alliant Energy de Mexico LLC
John K. Peterson (b)	Officer

ReGENco LLC
John Bobrowich (ff)	Officer, Director	Timothy R. Bennington (b)	Director
Jim Mathes (ff)	Officer, Director	Michael P. Maley (qq)	Director
Joseph Rauter (ff)	Officer	Dudley Godfrey (ff)	Director
Richard Carlson (ff)	Director	Scott Tatulski (ff)	Director

The following companies do not have officers and directors:

3001 LLC	Energy Capital and Services I, LP
AEG Operations, LLC	Energy Capital and Services II, LP
Desdemona	EnviroGas LP
Alliant Energy Field Services, LLC	Indiana Housing Equity Fund, LP
Alliant Energy Nuclear, LLC	IPL SPE LLC
Alliant Energy SPE LLC	LNT Communications LLC
Alliant Energy Synfuel LLC	New River Synfuel LLC
Alliant Energy TransCo LLC	NG Energy Trading, LLC
South Texas Pipeline	Oak Hill Pipeline LP
Alpart Ltda.	OSADA I LP
Alpha Synfuel LLC	Pbpart – Gisa 1 Ltda.
APS Cogenex LLC	Pbpart – Gisa 2 Ltda.
BFC Gas Company LLC	Prairie Ridge Business Park, L.C.
Bastian Bay	Sheboygan Power, LLC
WPL Transco LLC	West Virginia Synfuels LP
Blairs Ferry LP	WPL SPE LLC

*	Address Codes:

(a)	Madison, WI
(b)	Cedar Rapids, IA
(c)	Milwaukee, WI
(d)	Sioux City, IA
(e)	Alexandria, MN
(f)	Greenville, SC
(g)	Austin, TX
(h)	Oklahoma City, OK
(i)	Tomahawk, WI
(j)	Glendale, WI
(k)	Dubuque, IA
(l)	Sun Prairie, WI
(m)	Des Moines, IA
(n)	Iron Mountain, MI
(o)	Jackson, MI
(p)	Golden, CO
(q)	Christchurch, New Zealand
(r)	Ann Arbor, MI
(s)	Auckland, New Zealand
(t)	Minneapolis, MN
(u)	Tucson, AZ
(v)	Deerfield, IL
(w)	Surrey, England
(x)	Wausau, WI
(y)	Tauranga, New Zealand
(z)	Wellington, New Zealand
(aa)	Dallas, TX
(bb)	Green Bay, WI
(cc)	Wisconsin Rapids, WI
(dd)	Amsterdam, The Netherlands
(ee)	Los Angeles, CA
(ff)	West Allis, WI
(gg)	Cos Cob, CT
(hh)	Laguna Niguel, CA
(ii)	Mexico City, D.F.
(jj)	Singapore
(kk)	Washington D.C.
(ll)	Zhejiang Province, PRC
(mm)	Henan Province, PRC
(nn)	Hebei Province, PRC
(oo)	Columbus, OH
(pp)	Shandong Province, PRC
(qq)	Oak Brook, IL
(rr)	Las Vegas, NV
(ss)	Rio de Janeiro, RJ-Brasil
(tt)	Hudson, WI
(uu)	Beijing, China
(vv)	Orlando, FL
(ww)	Cataguases, MG Brasil
(xx)	Anhui Province, PRC
(yy)	Waukesha, WI
(zz)	Aracaju, SE Brasil
(aaa)	Joao Pessoa. PA Brasil
(bbb)	Stanford, CT
(ccc)	Toronto, Ontario Canada
(ddd)	Ontario, Ottawa Canada
(eee)	Goodlettsville, TN
(fff)	Columbus Junction, IA
(ggg)	Richmond, VA
(hhh)	Lowell, MA
(iii)	Atlanta, GA
(jjj)	McKinney, TX

Part II. Financial Connections as of December 31, 2004

Name of Officer or Director	Name and Location of Financial Institution	Position Held in Financial Institution	Applicable Exemption Rule
Katharine C. Lyall	M&I Corporation, Milwaukee, WI	Director	70 (a), (c)

Part III. Compensation and Other Related Information

(a)	Compensation of Directors and Executive Officers and (e) Participation in Bonus and Profit-Sharing Arrangements and Other Benefits

For information concerning compensation of directors and executive officers and participation in bonus and profit-sharing arrangements and other benefits, refer to the disclosures made in:

Alliant Energy’s 2005 Proxy Statement, pages 93 through 102, which is incorporated herein by reference to Alliant Energy’s 2005 Proxy Statement, File No. 1-9894.

WP&L’s 2005 Proxy Statement, pages 8 through 17, which is incorporated herein by reference to WP&L’s 2005 Proxy Statement, File No. 0-337.

(b)	Directors’ and Executive Officers’ Interests in Securities of System Companies

For information concerning directors’ and executive officers’ interests in securities of system companies, refer to the disclosures made in:

Alliant Energy’s 2005 Proxy Statement, page 94.

WP&L’s 2005 Proxy Statement, page 9.

(c)	Directors’ and Executive Officers’ Contracts and Transactions with System Companies

For information concerning directors’ and executive officers’ contracts and transactions with system companies, refer to the disclosures made in:

Alliant Energy’s 2005 Proxy Statement, pages 93-94 and 98-99.

WP&L’s 2005 Proxy Statement, pages 8-9 and 13-14.

(d)	Directors’ and Executive Officers’ Indebtedness to System Companies

None.

(f)	Directors’ and Executive Officers’ Rights to Indemnity

The state laws under which each of Alliant Energy and its domestic direct and indirect subsidiaries operate is incorporated into the bylaws to provide for indemnification of directors and officers against claims and liabilities against them in their capacities as such. Refer to the disclosures made in the:

Bylaws of Alliant Energy, as amended, effective as of January 30, 2001 (incorporated by reference to Exhibit 3.2 to Alliant Energy’s Form 10-K for the year 2000).

Bylaws of WP&L, as amended, effective as of January 30, 2001 (incorporated by reference to Exhibit 3.4 to WP&L’s Form 10-K for the year 2000).

Bylaws of IP&L, as amended, effective as of January 30, 2001 (incorporated by reference to Exhibit 3.6 to IP&L’s Form 10-K for the year 2000) (File No. 0-4117-1).

ITEM 7.	CONTRIBUTIONS AND PUBLIC RELATIONS

(1)	None - Alliant Energy has established political action committees and has incurred, in accordance with the provision of the Federal Election Campaign Act and applicable state campaign laws, certain costs for the administration of such committees.

(2)

Name of Company	Name of Recipient or Beneficiary	Purpose	Account Charged	Amount
IP&L	Priority One (Cedar Rapids Chamber of Commerce)	(A)	Operating Expense	$52,800
	Greater Dubuque Development	(A)	Operating Expense	16,000
	Less than $10,000 - 60 beneficiaries	(A)	Operating Expense	63,639

WP&L	Forward Wisconsin	(A)	Operating Expense	28,000
	Less than $10,000 - 6 beneficiaries	(A)	Operating Expense	15,500

CRANDIC	Priority One (Cedar Rapids Chamber of Commerce)	(A)	Operating Expense	12,000
	Less than $10,000 - 1 beneficiary	(A)	Operating Expense	1,000

(A) Area Development

ITEM 8.	SERVICE, SALES AND CONSTRUCTION CONTRACTS

Part I. Intercompany Sales and Service

Transaction	Serving Company	Receiving Company	Compensation	Date of Contract	In Effect at Year End
Management services	PPIC	International	$4,660,000	1/1/00	Yes
Coal transportation	CRANDIC	IP&L	2,005,124	4/1/01	Yes
Environmental consulting	RMT	WP&L	3,302,647	7/7/00	Yes
Coal handling	Barge	WP&L	602,843	11/27/91	Yes
Integrated turbine and generator services	ReGENco LLC	IP&L	5,386	1/25/02	Yes
Environmental consulting	RMT	IP&L	2,278,322	8/13/02	Yes
Integrated turbine and generator services	ReGENco LLC	WP&L	261,836	1/25/02	Yes
Transloading	Transfer	CRANDIC	159,027	11/1/94	Yes
Environmental consulting	RMT	Resources	81,265	3/7/00	Yes
Environmental consulting	RMT	IEA	259,798	8/1/99	Yes
Environmental consulting	RMT	Barge	12,012	3/7/00	Yes
Environmental consulting	RMT	Alliant Energy Generation, Inc.	114,033	4/25/02	Yes
Building lease	CRANDIC	Transfer	2,448	12/11/98	Yes
Storage lease, handling and maintenance	ReGENco LLC	Alliant Energy Generation, Inc.	498,102	1/20/03	Yes
Coal Handling	Barge	IP&L	920,174	1/1/04	Yes
Project development & services	Alliant Energy Generation, Inc.	WP&L	6,733,241	8/27/04	Yes
Environmental consulting	RMT	Alliant Energy EPC, LLC	5,112	8/1/04	Yes

Part II. Contracts to Purchase Services or Goods Between any System Company and any Affiliate

None.

Part III. Employment of any Person by any System Company for the Performance on a Continuing Basis of Management Services

None.

ITEM 9.	EXEMPT WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

The following entities are active EWG’s or FUCOs as of December 31, 2004:

Alliant Energy Neenah, LLC

Alliant Energy Operaciones de Mexico, S. de R.L. de C.V. (Operaciones)

Alliant Energy Servicios de Mexico, S. de R.L. de C.V. (Servicios)

Anhui New Energy Heat & Power Co. Ltd. (Bengbu)

Catleo Energia S.A. (Catleo)

Companhia de Eletricidade de Nova Friburgo S.A. (CENF)

Companhia Energetica da Borborema S.A. (CELB)

Companhia Forca e Luz Cataguazes-Leopoldina S.A. (Cataguazes)

Empresa Energetica de Sergipe S.A. (Energipe)

Hebei Wuan Peak Heat and Power Co. Ltd. (Wuan)

Henan Anfeng Electric Power Co. Ltd. (Anfeng)

Henan Yongfeng Electric Power Co. Ltd. (Yongfeng)

Infratil Ltd. (Infratil)

*	Jiaxing JIES Power & Heat Co. Ltd. (JIES)

LDM Utility Co., S.A. de C.V. (LDM)

**	Sheboygan Power, LLC

*	Shijiazhuang Chengfeng Cogeneration Co. Ltd. (Shijiazhuang)

Sociedade Anonima de Eletrificacao da Paraiba S.A. (Saelpa)

Tai An Hua Feng Peak Heat and Power Co. Ltd. (Xin Wen #2)

Tai An Xin Wen Peak Heat and Power Co., Ltd. (Xin Wen #1)

Tangshan Peak Heat & Power Co. Ltd. (Tangshan)

*	Tongxiang TIES Heat & Power Co. Ltd. (TIES)

TrustPower Ltd. (TrustPower)

Usina Termeletrica de Juiz de Fora S.A. (Usina Termeletrica)

Zouping Peak CHP Co. Ltd. (Zouping)

*	In existence at date of merger closing

**	Acquired in 2004

During 2001, Alliant Energy entered into an agreement to guarantee the debt security of an EWG (6 MW low Btu gas electric generating facility) in Cedar Rapids, Iowa. This amount has been included in the aggregate investment in EWGs and FUCOs identified in Part III.

Part I.

(a) Identify the company, its location and its business address. Describe the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identify each system company that holds an interest in the company and describe the interest held.

Name of Company	Location	Business Address	Description of Electric Generation, Transmission and Distribution Facilities and Gas Distribution Facilities	Owner(s) / Investor(s) (Refer to Item 1 and Item 9(b) for description)
Alliant Energy Neenah, LLC	Neenah, WI	Corporation Trust Company 1209 Orange Street Wilmington, DE 19801	309 MW gas-fired electric generating facility.	Resources

Operaciones	(Refer to Business Address)	Carretera Entronque Cerro Pricto, S/N Boulevard Laguna del Mar 83550 Puerto Penasco, Sonora, Mexico	None	Alliant Energy de Mexico LLC and Alliant Energy de Mexico, S. de R.L. de C.V.

Servicios	(Refer to Business Address)	Carretera Entronque Cerro Pricto, S/N Boulevard Laguna del Mar 83550 Puerto Penasco, Sonora, Mexico	None	Alliant Energy de Mexico LLC and Alliant Energy de Mexico, S. de R.L. de C.V.

Bengbu	(Refer to Business Address)	220 Long March Road, Bengbu Bengbu City, 233010 Anhui Province, People’s Republic of China	80 MW coal burning electric generating facility.	IEC PTE

Catleo	(Refer to Business Address)	Praca Rui Barbosa 80-22 andar/parte CEP 36770-901 Cataguases, MG-Brasil	76 MW at six generating facilities.	Cataguazes

CENF	(Refer to Business Address)	Ave. Presidente Vargas, 463-4 andar/parte CEP 20086-900 Rio de Janeiro, RJ-Brasil	9 MW at three generating facilities; 16 Km of transmission lines; and 1,865 Km of distribution lines.	Cataguazes

CELB	(Refer to Business Address)	Av. Elpidio de Almeida, 1111- Catole, CEP 58104-420 Campina Grande, PB-Brasil	3 Km of transmission lines and 4,165 Km of distribution lines.	Pbpart

Cataguazes	(Refer to Business Address)	Praca Rui Barbosa, 80 CEP 36770-901 Cataguases, MG-Brasil	45 MW at eleven generating facilities; 946 Km of transmission lines; and 19,087 Km of distribution lines.	Holdings Brasil and Gipar S.A.

Energipe	(Refer to Business Address)	Rua Ministro Apolonio Sales, 81, Bairro Inacio Barbosa 49040-150, Aracaju/Sergipe, Brasil	946 Km of transmission lines and 16,135 Km of distribution lines.	Energisa S.A.

Wuan	(Refer to Business Address)	No. 589, Nanhuan West Road, WuAn City, Hebei Province, People’s Republic of China	24 MW coal burning electric generating facility.	Wuan Peak Pte. Ltd.

Anfeng	(Refer to Business Address)	Industrial Demonstration Zone, Gongyi City, Henan Province, People’s Republic of China	50 MW coal burning electric generating facility.	Gongyi

Name of Company	Location	Business Address	Description of Electric Generation, Transmission and Distribution Facilities and Gas Distribution Facilities	Owner(s) / Investor(s) (Refer to Item 1 and Item 9(b) for description)
Yongfeng	(Refer to Business Address)	Industrial Demonstration Zone, Gongyi City, Henan Province, People’s Republic of China	50 MW coal burning electric generating facility.	Gongyi

Infratil	(Refer to Business Address)	P.O. Box 320 Wellington, New Zealand	None	New Zealand

JIES	(Refer to Business Address)	Yun He Qiao Tu, Wai Huan Road, Jiaxing City, Zhejiang Province, People’s Republic of China	Three 12 MW coal burning electric generating facilities.	IEC PTE

LDM	Puerto Penasco, Sonora, Mexico	10611 North Hayden Road, #D106, Scottsdale, AZ 85260	None	International *

Sheboygan Power, LLC	(Refer to Business Address)	Corporation Trust Center 1209 Orange Street Wilmington, DE 19801	300 MW gas-fired electric generating facility currently under construction	Alliant Energy Generation, Inc.

Shijiazhuang	(Refer to Business Address)	North Beiguan, Zhengding County, Shijiazhuang City, Hebei Province, People’s Republic of China	Two 12 MW coal burning electric generating facilities.	PPIC

Saelpa	(Refer to Business Address)	BR 230, Km 25, Cristo Redentor Joao Pessoa, Paraiba, Brasil CEP 58.071.680	1,698 Km of transmission lines and 34,354 Km of distribution lines.	Pbpart SE 2

Tangshan	(Refer to Business Address)	Benchengzhong Street Luannan County, Tangshan City	100 MW coal burning electric generating facility.	Pan-Western

TIES	(Refer to Business Address)	B16-17 Tongxiang Economic & Development Zone, Tongxiang City, Zhejiang Province, People’s Republic of China	Two 12 MW coal burning electric generating facilities.	IEC PTE

TrustPower	(Refer to Business Address)	Private Bag 12023 Tauranga, New Zealand	33 hydro-electric generating facilities and one wind farm with a combined generating capacity of 455 MW.	Infratil and New Zealand

Usina Termeletrica	(Refer to Business Address)	Estrada do Caracol n 59- Distrito Industrial – Juiz de Fora - MG CEP 36.092-001,	Two unit simple-cycle gas-fired generating units with a combined generating capability of 87 MW.	Catleo Construcoes and Holdings Brasil

Name of Company	Location	Business Address	Description of Electric Generation, Transmission and Distribution Facilities and Gas Distribution Facilities	Owner(s) / Investor(s) (Refer to Item 1 and Item 9(b) for description)
XinWen #2	(Refer to Business Address)	Huafeng Town, Ningyang County, Taian Municipality, Shandong Province, People’s Republic of China	37 MW coal burning electric generating facility.	Peak Xin Wen Pte. Ltd.

XinWen #1	(Refer to Business Address)	Xintai City Shandong Province, People’s Republic of China	50 MW coal burning electric generating facility.	Peak Xin Wen Pte. Ltd.

Zouping	(Refer to Business Address)	Handian Town, Zouping County, Binzhou Municipality, Shandong Province, People’s Republic of China	Two 25 MW coal burning electric generating facilities.	Zouping Peak Pte. Ltd.

*	At December 31, 2004, International had a loan receivable (including accrued interest income) from LDM of approximately $82 million.

(b) State the type and amount of capital invested in the company by the registered holding company, directly or indirectly. Identify any debt or other financial obligation for which there is recourse, directly or indirectly, to the registered holding company or another system company, other than an EWG or FUCO. Identify separately any direct or indirect guarantee of a security of the EWG or FUCO by the registered holding company. Identify any transfers of assets from any system company (other than an EWG or FUCO) to an affiliate EWG or FUCO. State the market value at the time of the transfer, the book value and the sale price of the transferred asset.

	Capital Invested
Name of Company	Security	Amount (in thousands)	Debt, Guarantees or Other Financial Obligation (in thousands)	Transfer of assets to EWG or FUCO
Alliant Energy Neenah, LLC	1,000 Common Shares	55,965	None	None
Operaciones	3,000 Participation Units	—	None	None
Servicios	3,000 Participation Units	—	None	None
Bengbu	Registered Capital	7,841	None	None
Catleo	172,074,996 Common Shares	55,602	None	None
CENF	57,509,438 Common Shares	9,512	None	None
CELB	93,689 Common Shares; 18,828 Preferred Shares	46,448	None	None
Cataguazes	37,454,202,320 Common Shares; 43,361,490,739 Preferred B Shares	151,425	None	None
Energipe	42,177 Common Shares; 2,388 Preferred Shares	246,882	None	None
Wuan	Registered Capital	7,678	None	None
Anfeng	Registered Capital	6,748	None	None
Yongfeng	Registered Capital	6,748	None	None
Infratil	10,998,853 Ordinary Shares	7,993	None	None

	Capital Invested
Name of Company	Security	Amount (in thousands)		Debt, Guarantees or Other Financial Obligation (in thousands)	Transfer of assets to EWG or FUCO
JIES	Registered Capital	7,236		None	None
LDM	(*)	(	*)	None	None
Sheboygan Power, LLC	100 Common Shares	84,716		None	Two gas turbines from Resources in Nov 2004. Book value $74.8M.
Shijiazhuang	Registered Capital	12,000		None	None
Saelpa	604,680,774 Common Shares; 996,851 Preferred Shares	181,457		None	None
Tangshan	Registered Capital	20,969		None	None
TIES	Registered Capital	6,007		None	None
TrustPower	74,820,446 Ordinary Shares	69,289		None	None
Usina Termeletrica	25,499,994 Common Shares	8,098		None	None
XinWen #2	Registered Capital	6,261		None	None
Xin Wen #1	Registered Capital	11,216		None	None
Zouping	Registered Capital	11,315		None	None

(c) State the ratio of debt to common equity of the company and earnings of the company as of the end of the reporting period.

Name of Company	Ratio of Debt to Common Equity (*)	2004 Earnings/(Losses)
Alliant Energy Neenah, LLC	67%	3,766,454
Operaciones	0%	(245,023)
Servicios	0%	—
Bengbu	21%	2,466,912
Catleo	75%	8,567,754
CENF	13%	2,127,847
CELB	54%	3,673,466
Cataguazes	43%	7,304,656
Energipe	29%	8,795,970
Wuan	0%	(1,050,800)
Anfeng	0%	767,733
Yongfeng	0%	565,971
Infratil	44%	32,947,536
JIES	13%	968,575
LDM	3,881%	(427,502)
Sheboygan Power, LLC	0%	(227,915)
Shijiazhuang	50%	610,209
Saelpa	23%	12,048,060
Tangshan	0%	6,166,888
TIES	0%	470,652
TrustPower	44%	47,156,482
Usina Termeletrica	118%	7,165,801
XinWen #2	0%	2,969,012

Name of Company	Ratio of Debt to Common Equity (*)	2004 Earnings/(Losses)
Xin Wen #1	0%	2,795,966
Zouping	0%	852,899

*	Intercompany debt has been excluded from the calculation of this ratio.

(d) Identify any service, sales or construction contract(s) between the company and a system company, and describe the services to be rendered or goods sold and the fees or revenues under such agreement(s).

None.

Part II. Submit as Exhibit G an organizational chart showing the relationship of each EWG and FUCO to other system companies. If the company is a subsidiary of the registered holding company, submit the financial data required in Exhibit H.

With regards to Exhibit G, EWGs and FUCOs are noted as such in Item 1. System Companies and Investments Therein as of December 31, 2004.

Refer to Exhibit H for the required financial data.

Part III. State the registered holding company’s aggregate investment in EWGs and FUCOs, respectively. Also state the ratio of aggregate investment to the aggregate capital investment of the registered holding company in its domestic public-utility subsidiary companies.

Aggregate Investment in EWGs and FUCOs (in thousands)		Aggregate Capital Investment in Domestic Public-Utility Subsidiaries (in thousands)	Ratio
EWG	$200,461
FUCO	354,734

Total	$555,195	$2,193,168	25%

ITEM 10.	FINANCIAL STATEMENTS AND EXHIBITS

The following items listed below which are identified with an asterisk (*) have heretofore been filed with the Securities and Exchange Commission (SEC) and are incorporated herein by reference and made a part hereof. Exhibits not so identified are filed herewith unless otherwise stated.

Consolidating Financial Statements and Notes

Exhibits

Refer to Exhibit F for a listing of the Financial Statement exhibits.

Pursuant to Exhibit A, the combined Annual Report on Form 10-K for the year ended December 31, 2004, for Alliant Energy, IP&L and WP&L is incorporated herein by reference.

The following Exhibits are filed herewith or incorporated herein by reference. Documents indicated by an asterisk (*) are incorporated herein by reference.

Exhibit A

A.1*	Annual Report of Alliant Energy on Form 10-K for the year ended December 31, 2004 (incorporated by reference to File No. 1-9894)

A.2	Annual Report to Shareowners for Alliant Energy for the year ended December 31, 2004 (Filed under cover of Form SE)

A.3*	Annual Report of IP&L on Form 10-K for the year ended December 31, 2004 (incorporated by reference to File No. 0-4117-1)

A.4*	Annual Report of WP&L on Form 10-K for the year ended December 31, 2004 (incorporated by reference to File No. 0-337)

Exhibit B

Items for Exhibit B for Alliant Energy, IP&L and WP&L are incorporated herein by reference to the combined Annual Report on 10-K for the year ended December 31, 2004.

B.1*	Articles of Incorporation of Corporate Services, dated December 8, 1997 (incorporated by reference to Exhibit B.13 to Alliant Energy’s Form U5S for the year ended December 31, 1998)

B.2*	Articles of Amendment to Articles of Incorporation of Corporate Services, effective as of January 29, 1999 (incorporated by reference to Exhibit B.14 to Alliant Energy’s Form U5S for the year ended December 31, 1998)

B.3*	Bylaws of Corporate Services, effective as of January 28, 1999 (incorporated by reference to Exhibit B.15 to Alliant Energy’s Form U5S for the year ended December 31, 1998)

B.4*	Articles of Incorporation of Resources, effective as of January 11, 1988 (incorporated by reference to Exhibit B.16 to Alliant Energy’s Form U5S for the year ended December 31, 1998)

B.5*	Articles of Amendment to Articles of Incorporation of Resources, effective as of April 23, 1998 (incorporated by reference to Exhibit B.18 to Alliant Energy’s Form U5S for the year ended December 31, 1998)

B.6*	Articles of Amendment to Articles of Incorporation of Resources, effective as of December 9, 1998 (incorporated by reference to Exhibit B.19 to Alliant Energy’s Form U5S for the year ended December 31, 1998)

B.7*	Bylaws of Resources, as amended, effective as of January 30, 2001 (incorporated by reference to Exhibit B.11 to Alliant Energy’s U5S for the year ended December 31, 2000)

B.8*	Articles of Merger, Merging IES Diversified Inc. with and into Resources, effective as of April 21, 1998 (incorporated by reference to Exhibit B.17 to Alliant Energy’s Form U5S for the year ended December 31, 1998)

Exhibit C

Items for Exhibit C for Alliant Energy, IP&L and WP&L are incorporated herein by reference to the combined Annual Report on 10-K for the year ended December 31, 2004.

Exhibit D

Tax Allocation Agreement (incorporated by reference to Exhibit D to Alliant Energy’s Form U5S for the year ended December 31, 2002).

Exhibit E

None

Exhibit F

F.1 Report of Independent Registered Public Accounting Firm (as reported in Alliant Energy’s Annual Report on Form 10-K for the year ended December 31, 2004, incorporated by reference to File No. 1-9894) (as reported in

IP&L’s Annual Report on Form 10-K for the year ended December 31, 2004, incorporated by reference to File No. 0-4117-1) (as reported in WP&L’s Annual Report on Form 10-K for the year ended December 31, 2004, incorporated by reference to File No. 0-337).

The following exhibits are filed under cover of Form SE:

F.2	Alliant Energy Consolidating Statement of Income for the year ended December 31, 2004

F.3	Alliant Energy Consolidating Balance Sheet as of December 31, 2004

F.4	Alliant Energy Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.5	Alliant Energy Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.6	Resources Consolidating Statement of Income for the year ended December 31, 2004

F.7	Resources Consolidating Balance Sheet as of December 31, 2004

F.8	Resources Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.9	Resources Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.10	ISCO Consolidating Statement of Income for the year ended December 31, 2004

F.11	ISCO Consolidating Balance Sheet as of December 31, 2004

F.12	ISCO Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.13	ISCO Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.14	International Consolidating Statement of Income for the year ended December 31, 2004

F.15	International Consolidating Balance Sheet as of December 31, 2004

F.16	International Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.17	International Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.18	Investments Consolidating Statement of Income for the year ended December 31, 2004

F.19	Investments Consolidating Balance Sheet as of December 31, 2004

F.20	Investments Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.21	Investments Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.22	Transportation Consolidating Statement of Income for the year ended December 31, 2004

F.23	Transportation Consolidating Balance Sheet as of December 31, 2004

F.24	Transportation Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.25	Transportation Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.26	Alliant Energy de Mexico, S. de R.L. de C.V. Consolidating Statement of Income for the year ended December 31, 2004

F.27	Alliant Energy de Mexico, S. de R.L. de C.V. Consolidating Balance Sheet as of December 31, 2004

F.28	Alliant Energy de Mexico, S. de R.L. de C.V. Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.29	Alliant Energy de Mexico, S. de R.L. de C.V. Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.30	Cogenex Consolidating Statement of Income for the year ended December 31, 2004

F.31	Cogenex Consolidating Balance Sheet as of December 31, 2004

F.32	Cogenex Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.33	Cogenex Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.34	IPL SPE LLC Consolidating Statement of Income for the year ended December 31, 2004

F.35	IPL SPE LLC Consolidating Balance Sheet as of December 31, 2004

F.36	IPL SPE LLC Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.37	IPL SPE LLC Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.38	Gongyi Consolidating Statement of Income for the year ended December 31, 2004

F.39	Gongyi Consolidating Balance Sheet as of December 31, 2004

F.40	Gongyi Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.41	Gongyi Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.42	Grandelight Holding Ltd. Consolidating Statement of Income for the year ended December 31, 2004

F.43	Grandelight Holding Ltd. Consolidating Balance Sheet as of December 31, 2004

F.44	Grandelight Holding Ltd. Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.45	Grandelight Holding Ltd. Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.46	HEG Consolidating Statement of Income for the year ended December 31, 2004

F.47	HEG Consolidating Balance Sheet as of December 31, 2004

F.48	HEG Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.49	HEG Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.50	IEA Consolidating Statement of Income for the year ended December 31, 2004

F.51	IEA Consolidating Balance Sheet as of December 31, 2004

F.52	IEA Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.53	IEA Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.54	IEA Delaware Consolidating Statement of Income for the year ended December 31, 2004

F.55	IEA Delaware Consolidating Balance Sheet as of December 31, 2004

F.56	IEA Delaware Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.57	IEA Delaware Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.58	IEC PTE Consolidating Statement of Income for the year ended December 31, 2004

F.59	IEC PTE Consolidating Balance Sheet as of December 31, 2004

F.60	IEC PTE Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.61	IEC PTE Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.62	Iowa Land Consolidating Statement of Income for the year ended December 31, 2004

F.63	Iowa Land Consolidating Balance Sheet as of December 31, 2004

F.64	Iowa Land Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.65	Iowa Land Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.66	IP&L Consolidating Statement of Income for the year ended December 31, 2004

F.67	IP&L Consolidating Balance Sheet as of December 31, 2004

F.68	IP&L Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.69	IP&L Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.70	LNTI Holdings, B.V. Consolidating Statement of Income for the year ended December 31, 2004

F.71	LNTI Holdings, B.V. Consolidating Balance Sheet as of December 31, 2004

F.72	LNTI Holdings, B.V. Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.73	LNTI Holdings, B.V. Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.74	Luannan Peak Pte. Ltd. Consolidating Statement of Income for the year ended December 31, 2004

F.75	Luannan Peak Pte. Ltd. Consolidating Balance Sheet as of December 31, 2004

F.76	Luannan Peak Pte. Ltd. Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.77	Luannan Peak Pte. Ltd. Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.78	Pan-Western Consolidating Statement of Income for the year ended December 31, 2004

F.79	Pan-Western Consolidating Balance Sheet as of December 31, 2004

F.80	Pan-Western Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.81	Pan-Western Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.82	Peak Xin Wen Pte. Ltd. Consolidating Statement of Income for the year ended December 31, 2004

F.83	Peak Xin Wen Pte. Ltd. Consolidating Balance Sheet as of December 31, 2004

F.84	Peak Xin Wen Pte. Ltd. Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.85	Peak Xin Wen Pte. Ltd. Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.86	PPIC Consolidating Statement of Income for the year ended December 31, 2004

F.87	PPIC Consolidating Balance Sheet as of December 31, 2004

F.88	PPIC Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.89	PPIC Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.90	RMT Consolidating Statement of Income for the year ended December 31, 2004

F.91	RMT Consolidating Balance Sheet as of December 31, 2004

F.92	RMT Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.93	RMT Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.94	WP&L Consolidating Statement of Income for the year ended December 31, 2004

F.95	WP&L Consolidating Balance Sheet as of December 31, 2004

F.96	WP&L Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.97	WP&L Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.98	WuAn Peak Pte. Ltd. Consolidating Statement of Income for the year ended December 31, 2004

F.99	WuAn Peak Pte. Ltd. Consolidating Balance Sheet as of December 31, 2004

F.100	WuAn Peak Pte. Ltd. Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.101	WuAn Peak Pte. Ltd. Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.102	Zouping Peak Pte. Ltd. Consolidating Statement of Income for the year ended December 31, 2004

F.103	Zouping Peak Pte. Ltd. Consolidating Balance Sheet as of December 31, 2004

F.104	Zouping Peak Pte. Ltd. Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.105	Zouping Peak Pte. Ltd. Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.106	AEG Worldwide, Inc. Consolidating Statement of Income for the year ended December 31, 2004

F.107	AEG Worldwide, Inc. Consolidating Balance Sheet as of December 31, 2004

F.108	AEG Worldwide, Inc. Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.109	AEG Worldwide, Inc. Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.110	Alliant Energy Generation, Inc. Consolidating Statement of Income for the year ended December 31, 2004

F.111	Alliant Energy Generation, Inc. Consolidating Balance Sheet as of December 31, 2004

F.112	Alliant Energy Generation, Inc. Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.113	Alliant Energy Generation, Inc. Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.114	Holdings Brasil Consolidating Statement of Income for the year ended December 31, 2004

F.115	Holdings Brasil Consolidating Balance Sheet as of December 31, 2004

F.116	Holdings Brasil Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.117	Holdings Brasil Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.118	Financial Statements of subsidiaries that are not consolidated

Exhibit G

FUCOs are noted as such in Item 1. System Companies and Investments Therein as of December 31, 2004.

Exhibit H

FUCO and EWG Financial Statements (Filed under cover of Form SE)

International is organized as a holding company for international investments of Alliant Energy. The assets of International are primarily debt and equity investments in their subsidiary companies. In 2004, International had $12.0 million of operating expenses.

Documents incorporated by reference to filings made by Alliant Energy under the Securities Exchange Act of 1934, as amended, and the Public Utility Holding Company Act of 1935 are under File No. 1-9894. Documents incorporated by reference to filings made by IP&L under the Securities Exchange Act of 1934, as amended, are under File No. 0-4117-1. Documents incorporated by reference to filings made by WP&L under the Securities Exchange Act of 1934, as amended, are under File No. 0-337. Documents incorporated by reference to filings made by IPC under the Securities Exchange Act of 1934, as amended, are under File No. 1-3632.

SIGNATURE

The undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of each undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

ALLIANT ENERGY CORPORATION

By:	/s/ Barbara J. Swan
Barbara J. Swan Executive Vice President and General Counsel

Date: April 28, 2005

EXHIBIT INDEX

A.2	Annual Report to Shareowners for Alliant Energy for the year ended December 31, 2004

F.2	Alliant Energy Consolidating Statement of Income for the year ended December 31, 2004

F.3	Alliant Energy Consolidating Balance Sheet as of December 31, 2004

F.4	Alliant Energy Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.5	Alliant Energy Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.6	Resources Consolidating Statement of Income for the year ended December 31, 2004

F.7	Resources Consolidating Balance Sheet as of December 31, 2004

F.8	Resources Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.9	Resources Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.10	ISCO Consolidating Statement of Income for the year ended December 31, 2004

F.11	ISCO Consolidating Balance Sheet as of December 31, 2004

F.12	ISCO Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.13	ISCO Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.14	International Consolidating Statement of Income for the year ended December 31, 2004

F.15	International Consolidating Balance Sheet as of December 31, 2004

F.16	International Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.17	International Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.18	Investments Consolidating Statement of Income for the year ended December 31, 2004

F.19	Investments Consolidating Balance Sheet as of December 31, 2004

F.20	Investments Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.21	Investments Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.22	Transportation Consolidating Statement of Income for the year ended December 31, 2004

F.23	Transportation Consolidating Balance Sheet as of December 31, 2004

F.24	Transportation Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.25	Transportation Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.26	Alliant Energy de Mexico, S. de R.L. de C.V. Consolidating Statement of Income for the year ended December 31, 2004

F.27	Alliant Energy de Mexico, S. de R.L. de C.V. Consolidating Balance Sheet as of December 31, 2004

F.28	Alliant Energy de Mexico, S. de R.L. de C.V. Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.29	Alliant Energy de Mexico, S. de R.L. de C.V. Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.30	Cogenex Consolidating Statement of Income for the year ended December 31, 2004

F.31	Cogenex Consolidating Balance Sheet as of December 31, 2004

F.32	Cogenex Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.33	Cogenex Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.34	IPL SPE LLC Consolidating Statement of Income for the year ended December 31, 2004

F.35	IPL SPE LLC Consolidating Balance Sheet as of December 31, 2004

F.36	IPL SPE LLC Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.37	IPL SPE LLC Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.38	Gongyi Consolidating Statement of Income for the year ended December 31, 2004

F.39	Gongyi Consolidating Balance Sheet as of December 31, 2004

F.40	Gongyi Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.41	Gongyi Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.42	Grandelight Holding Ltd. Consolidating Statement of Income for the year ended December 31, 2004

F.43	Grandelight Holding Ltd. Consolidating Balance Sheet as of December 31, 2004

F.44	Grandelight Holding Ltd. Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.45	Grandelight Holding Ltd. Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.46	HEG Consolidating Statement of Income for the year ended December 31, 2004

F.47	HEG Consolidating Balance Sheet as of December 31, 2004

F.48	HEG Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.49	HEG Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.50	IEA Consolidating Statement of Income for the year ended December 31, 2004

F.51	IEA Consolidating Balance Sheet as of December 31, 2004

F.52	IEA Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.53	IEA Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.54	IEA Delaware Consolidating Statement of Income for the year ended December 31, 2004

F.55	IEA Delaware Consolidating Balance Sheet as of December 31, 2004

F.56	IEA Delaware Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.57	IEA Delaware Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.58	IEC PTE Consolidating Statement of Income for the year ended December 31, 2004

F.59	IEC PTE Consolidating Balance Sheet as of December 31, 2004

F.60	IEC PTE Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.61	IEC PTE Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.62	Iowa Land Consolidating Statement of Income for the year ended December 31, 2004

F.63	Iowa Land Consolidating Balance Sheet as of December 31, 2004

F.64	Iowa Land Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.65	Iowa Land Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.66	IP&L Consolidating Statement of Income for the year ended December 31, 2004

F.67	IP&L Consolidating Balance Sheet as of December 31, 2004

F.68	IP&L Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.69	IP&L Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.70	LNTI Holdings, B.V. Consolidating Statement of Income for the year ended December 31, 2004

F.71	LNTI Holdings, B.V. Consolidating Balance Sheet as of December 31, 2004

F.72	LNTI Holdings, B.V. Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.73	LNTI Holdings, B.V. Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.74	Luannan Peak Pte. Ltd. Consolidating Statement of Income for the year ended December 31, 2004

F.75	Luannan Peak Pte. Ltd. Consolidating Balance Sheet as of December 31, 2004

F.76	Luannan Peak Pte. Ltd. Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.77	Luannan Peak Pte. Ltd. Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.78	Pan-Western Consolidating Statement of Income for the year ended December 31, 2004

F.79	Pan-Western Consolidating Balance Sheet as of December 31, 2004

F.80	Pan-Western Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.81	Pan-Western Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.82	Peak Xin Wen Pte. Ltd. Consolidating Statement of Income for the year ended December 31, 2004

F.83	Peak Xin Wen Pte. Ltd. Consolidating Balance Sheet as of December 31, 2004

F.84	Peak Xin Wen Pte. Ltd. Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.85	Peak Xin Wen Pte. Ltd. Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.86	PPIC Consolidating Statement of Income for the year ended December 31, 2004

F.87	PPIC Consolidating Balance Sheet as of December 31, 2004

F.88	PPIC Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.89	PPIC Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.90	RMT Consolidating Statement of Income for the year ended December 31, 2004

F.91	RMT Consolidating Balance Sheet as of December 31, 2004

F.92	RMT Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.93	RMT Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.94	WP&L Consolidating Statement of Income for the year ended December 31, 2004

F.95	WP&L Consolidating Balance Sheet as of December 31, 2004

F.96	WP&L Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.97	WP&L Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.98	WuAn Peak Pte. Ltd. Consolidating Statement of Income for the year ended December 31, 2004

F.99	WuAn Peak Pte. Ltd. Consolidating Balance Sheet as of December 31, 2004

F.100	WuAn Peak Pte. Ltd. Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.101	WuAn Peak Pte. Ltd. Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.102	Zouping Peak Pte. Ltd. Consolidating Statement of Income for the year ended December 31, 2004

F.103	Zouping Peak Pte. Ltd. Consolidating Balance Sheet as of December 31, 2004

F.104	Zouping Peak Pte. Ltd. Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.105	Zouping Peak Pte. Ltd. Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.106	AEG Worldwide, Inc. Consolidating Statement of Income for the year ended December 31, 2004

F.107	AEG Worldwide, Inc. Consolidating Balance Sheet as of December 31, 2004

F.108	AEG Worldwide, Inc. Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.109	AEG Worldwide, Inc. Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.110	Alliant Energy Generation, Inc. Consolidating Statement of Income for the year ended December 31, 2004

F.111	Alliant Energy Generation, Inc. Consolidating Balance Sheet as of December 31, 2004

F.112	Alliant Energy Generation, Inc. Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.113	Alliant Energy Generation, Inc. Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.114	Holdings Brasil Consolidating Statement of Income for the year ended December 31, 2004

F.115	Holdings Brasil Consolidating Balance Sheet as of December 31, 2004

F.116	Holdings Brasil Consolidating Statement of Cash Flows for the year ended December 31, 2004

F.117	Holdings Brasil Consolidating Statement of Retained Earnings for the year ended December 31, 2004

F.118	Financial Statements of subsidiaries that are not consolidated

H.	FUCO and EWG Financial Statements